Prospectus Supplement
To Prospectus dated September 28, 2012,
as may be amended

Registration Statement No. 333-184193
dated September 28, 2012;
Rule 424(b)(2)



Deutsche Bank AG

Global Notes, Series A

We, Deutsche Bank AG, may offer and sell our global notes at one or more times. The specific terms of any notes that we offer and sell will be included in a term sheet, pricing supplement, underlying supplement and/or product supplement, as the case may be. We refer to such term sheets, pricing supplements, underlying supplements and product supplements generally as pricing supplements.

The notes will have the following general terms:

- The notes may bear interest at either a fixed rate or a floating rate that varies during the lifetime of the relevant notes, which, in either case, may be zero. Floating rates will be based on rates specified in the applicable pricing supplement.

- The notes will pay interest, if any, on the dates stated in the applicable pricing supplement.

- The applicable pricing supplement will specify whether the notes will be denominated in U.S. dollars or some other currency.

- The notes will be held in global, book-entry form by The Depository Trust Company, unless the pricing supplement provides otherwise.

The pricing supplement may also specify that the notes will have additional terms, including the following:

- The notes may be optionally or mandatorily exchangeable for securities of ours or entities that are or are not affiliated with us, a basket or baskets of those securities, other property, or any combination of, or the cash value of, such securities or other property.

- The amount of principal or interest may be determined by reference to one or more currencies, commodities or securities of ours or entities that are or are not affiliated with us; or interest rates, or intangibles, articles or goods; or any other financial or economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances; and/or indices or baskets of any of these items, including baskets of indices.

- The notes may be either callable by us or puttable by you.

Investing in the notes involves risks. See "Risk Factors" beginning on page PS-3.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These notes are not deposits or savings accounts but are our unsecured obligations. The notes are not insured by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency.

Deutsche Bank Securities Inc. ("**DBSI**") and Deutsche Bank Trust Company Americas ("**DBTCA**"), which are our affiliates, have agreed to use reasonable efforts to solicit offers to purchase these notes as our selling agents to the extent either or both is named in the applicable pricing supplement. DBSI may also act on a firm commitment basis, but only if so specified in the applicable pricing supplement. Certain other selling agents to be named in the applicable pricing supplement may also be used to solicit such offers on either a reasonable efforts or firm commitment basis. The agents may also purchase these notes as principal at prices to be agreed upon at the time of sale. The agents may resell any notes they purchase as principal at prevailing market prices, or at other prices, as the agents determine.

Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"), each offering of notes will be conducted in accordance with the applicable provisions of FINRA Rule 5121. For more information, see the "Plan of Distribution (Conflicts of Interest)" section of this prospectus supplement.

The agents may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of the notes in market-making transactions.

Deutsche Bank AG

The date of this prospectus supplement is September 28, 2012.

SUMMARY

The following summary describes the notes we are offering under this program in general terms only. You should read the summary together with the more detailed information contained in this prospectus supplement, in the accompanying prospectus and in the applicable pricing supplement. We refer to the notes offered under this prospectus supplement as our "*Series A notes*" or "*notes*." We refer to the offering of the Series A notes as our "*Series A program*."

As used in this prospectus supplement, the "Bank," "we," "our" or "us" refers to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

Issuer	Deutsche Bank AG
Notes offered	Global notes, Series A
Ranking	The notes rank on a parity with all of our unsecured and unsubordinated indebtedness, except for indebtedness required to be preferred by law. The notes are not deposit liabilities of the Bank and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Germany or any other jurisdiction.
Interest features	A note will pay interest, if any, on the dates specified in the applicable pricing supplement. A note may bear interest at either a fixed rate or a floating rate that varies during the lifetime of the relevant notes, which, in either case, may be zero.
Linked note features	Payment of principal and/or interest on the notes may be linked to one or more currencies, commodities or securities of ours or entities that are or are not affiliated with us; or interest rates, or intangibles, articles or goods; or any other financial or economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances; and/or indices or baskets of any of these items, including baskets of indices.
Exchangeable note features	The notes may be optionally or mandatorily exchangeable for securities of ours or entities that are or are not affiliated with us, a basket or baskets of those securities, other property, or any combination of, or the cash value of, such securities or other property.
Redemption/repayment features	The notes may be either callable by us or puttable by you, as specified in the applicable pricing supplement.
Currency and denomination	The notes will be issued in U.S. dollars in minimum denominations of $1,000 unless we specify otherwise in the applicable pricing supplement.
Listing	The notes will not be listed on any securities exchange unless we specify otherwise in the applicable pricing supplement.
Form of notes	The notes will be issued only in global form (*i.e.*, in book-entry form) registered in the name of The Depository Trust Company, or its nominee, unless otherwise stated in the applicable pricing supplement.

Conflicts of Interest

Because DBSI is both an affiliate of the Bank and a member of FINRA, any distribution of the notes will be made in compliance with the applicable provisions of FINRA Rule 5121 regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer. For more information, see the "Plan of Distribution (Conflicts of Interest)" section of this prospectus supplement.

Branches

We may act through one or more of our branches, such as our London branch or such other branch as specified in the applicable pricing supplement.

How to reach us

You may contact us at our principal executive offices at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany, Attention: Investor Relations (telephone number +49-69-910-00).

RISK FACTORS

For a discussion of the risk factors affecting Deutsche Bank AG and its business, see "Risk Factors" in Part I, Item 3 of our most recent annual report on Form 20-F and our current and periodic reports filed with the Securities and Exchange Commission that are incorporated by reference into this prospectus supplement.

In addition, you should consider carefully the following discussion of risks, together with the risk information contained in the accompanying prospectus and the relevant pricing supplement, before you decide that an investment in the notes is suitable for you.

Exchange Rates and Exchange Controls May Affect the Notes' Value or Return

Securities Involving Foreign Currencies Are Subject to General Exchange Rate and Exchange Control Risks. An investment in a note that is denominated or payable in, or the payment of which is linked to the value of, currencies other than U.S. dollars entails significant risks. These risks include the possibility of significant changes resulting from market changes in rates of exchange between the U.S. dollar and the relevant foreign currencies and the possibility of the imposition or modification of exchange controls by either the U.S. or foreign governments. These risks generally depend on market forces and economic and political events over which we have no control.

Exchange Rates Will Affect Your Investment. In recent years, rates of exchange between U.S. dollars and some foreign currencies have been highly volatile and this volatility may continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of any note. Depreciation against the U.S. dollar of the currency in which a note is payable would result in a decrease in the effective yield of the note below its coupon rate and could result in an overall loss to you on a U.S. dollar basis. In addition, depending on the specific terms of a currency-linked note, changes in exchange rates relating to any of the relevant currencies could result in a decrease in its effective yield and in your loss of all or a substantial portion of the value of that note.

We Have No Control Over Exchange Rates. Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time, governments may use a variety of techniques, such as intervention by a country's central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these governmental actions could adversely affect the U.S. dollar-equivalent yields or payouts for notes denominated or payable in currencies other than U.S. dollars and currency-linked notes.

We will not make any adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any applicable foreign currency. You will bear those risks.

Some Foreign Currencies May Become Unavailable. Governments have imposed from time to time, and may in the future impose, exchange controls that could also affect the availability of a specified foreign currency. Even if there are no actual exchange controls, it is possible that the applicable currency for any note not denominated in U.S. dollars would not be available when payments on that note are due.

Alternative Payment Method Used if Payment Currency Becomes Unavailable. If a payment currency is unavailable, we would make required payments in U.S. dollars on the basis of the market exchange rate.

Currency Conversions May Affect Payments on Some Notes

The applicable pricing supplement may provide for payments on a non-U.S. dollar denominated note to be made in U.S. dollars or payments on a U.S. dollar denominated note to be made in a currency other than U.S. dollars. In these cases, the exchange rate agent identified in the pricing supplement will convert the currencies. You will bear the costs of conversion through deductions from those payments.

Exchange Rates May Affect the Value of a New York Judgment Involving Non-U.S. Dollar Notes

The notes will be governed by and construed in accordance with the laws of the State of New York. Unlike many courts in the United States outside the State of New York, the courts in the State of New York customarily enter judgments or decrees for money damages in the foreign currency in which notes are denominated. These amounts would then be converted into U.S. dollars at the rate of exchange in effect on the date the judgment or decree is entered. You would bear the foreign currency risk during litigation.

Additional risks specific to particular notes issued under our Series A program will be described in the applicable pricing supplement.

Exchange Rates

Our financial statements are expressed in euro, which is Germany's currency. For convenience, we translate some amounts denominated in euro appearing in certain documents incorporated by reference herein into U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro amounts expressed in our financial statements and elsewhere. Past fluctuations in foreign exchange rates may not necessarily be predictive of future fluctuations.

The following table shows the period-end, high and low exchange rates for the euro, as reported by Bloomberg.

in U.S. $ per €	Period-end	High	Low
2012:			
September (through September 14)	1.3142	1.3142	1.2566
August	1.2578	1.2583	1.2149
July	1.2315	1.2620	1.2062
June	1.2668	1.2703	1.2420
May	1.2364	1.3226	1.2364
April	1.3229	1.3337	1.3064
March	1.3334	1.3336	1.3025

DESCRIPTION OF NOTES

*References in this prospectus supplement to the "**Bank**," "**we**," "**our**" or "**us**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches. As context may require, references to "**you**" or "**holders**" mean either (a) those who invest in the notes being offered, whether they are the direct holders or owners of beneficial interests in those notes or (b) those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes issued in book-entry form through The Depository Trust Company or another depositary or in notes registered in street name. Owners of beneficial interests in the notes should read the section entitled "Description of Notes—Form, Legal Ownership and Denomination of Notes."*

General Information Regarding Global Notes, Series A

We refer to the Global Notes, Series A offered under this prospectus supplement as our "**Series A notes**" or the "**notes**," which are a separate series of our debt securities. We refer to the offering of the Series A notes as our "**Series A program**." Investors should carefully read the general terms and provisions of our debt securities in "Description of Debt Securities" in the accompanying prospectus. This section supplements that description.

A pricing supplement to this prospectus supplement will add specific terms for each issuance of notes and may modify or replace any of the information in this section and in "Description of Debt Securities" in the accompanying prospectus. If the pricing supplement is inconsistent with this prospectus supplement or the accompanying prospectus, the terms in the pricing supplement will control with regard to the note you purchase. Therefore, the statements made in this prospectus supplement may not be the terms that apply to the note you purchase.

We Will Issue Notes Under the Senior Indenture. The Series A notes issued under our Series A program will be governed by the indenture (the "**indenture**") among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar (see "Description of Debt Securities—The Senior Indenture" in the prospectus). The notes issued under the indenture will constitute a single series under that indenture, together with any notes we have issued in the past or that we issue in the future under that indenture that we designate as being part of that series. From time to time, we may create and issue additional notes with the same terms as previous Series A notes, so that the additional notes will be considered as part of the same issuance as the earlier notes.

Outstanding Indebtedness of the Bank. The indenture does not limit the amount of additional indebtedness that we may incur.

How the Notes Rank Against Other Debt. Notes issued under the indenture will rank on a parity with all of our senior indebtedness and with all of our unsecured and unsubordinated indebtedness, except for debts required to be preferred by law.

This Section Is Only a Summary. The prospectus and this prospectus supplement provide only summaries of the indenture's material terms. They do not, however, describe every aspect of the indenture and the notes. The indenture and its associated documents, including the applicable note, contain the full legal text of the matters described in this section and in the prospectus. A copy of the indenture has been filed with the Securities and Exchange Commission (the "**SEC**") as part of the registration statement for the notes.

Some Frequently Used Definitions. We have defined some of the terms that we use frequently in this prospectus supplement below:

A "**business day**" means, unless otherwise stated in the applicable pricing supplement, for any note, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in The City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in The City of New York or London, England; and, in addition, (a) for LIBOR notes only, a London Banking Day (as defined below); (b) for notes having a specified currency other than U.S. dollars only, other than notes denominated in euros, any day that in the principal financial center (as defined below) of the country of the specified currency is not a day on which banking institutions generally are authorized or obligated by law, regulation or executive order to close; and (c) for notes denominated in euros, a day on which TARGET is operating.

"**Clearstream, Luxembourg**" means Clearstream Banking, *société anonyme.*

"**Depositary**" means The Depository Trust Company, New York, New York.

"**Designated LIBOR Currency**" means the currency specified in the applicable pricing supplement as to which LIBOR shall be calculated or, if no such currency is specified in the applicable pricing supplement, United States dollars.

"**Euro LIBOR notes**" means LIBOR notes for which the Designated LIBOR Currency is euros.

"**Euroclear operator**" means Euroclear Bank, as operator of the Euroclear System.

An "**interest payment date**" for any note means a date on which, under the terms of that note, regularly scheduled interest is payable.

A "**London Banking Day**" means any day on which dealings in deposits in the specified currency are transacted in the London interbank market.

"**Principal financial center**" means the capital city of the country issuing the specified currency. However, for Australian dollars, Canadian dollars and Swiss francs, the principal financial center will be Sydney, Toronto and Zurich, respectively.

"**Specified currency**" means the currency or currencies in respect of notes in which the principal, premium (if any) or interest (if any) is not denominated or payable in U.S. dollars.

The "**record date**" for any interest payment date is the date 15 calendar days prior to that interest payment date, whether or not that date is a business day, unless otherwise indicated in the applicable pricing supplement.

"**TARGET**" means the Trans-European Automated Real-time Gross Settlement Express Transfer System.

"**TARGET Settlement Day**" means any day on which TARGET is operating.

References in this prospectus supplement to "U.S. dollar," "U.S.$" or "$" are to the currency of the United States of America.


Types of Notes


We may issue the following types of notes:

Fixed Rate Notes

A note of this type will bear interest at a fixed rate described in the applicable pricing supplement. This type includes zero coupon notes, which bear no interest.

Floating Rate Notes

A note of this type will bear interest at rates that are determined by reference to an interest rate formula. In some cases, the rates may also be adjusted by adding or subtracting a spread or multiplying by a spread multiplier and may be subject to a minimum rate or a maximum rate. The various interest rate formulas and these other features are described below under "—Interest Rates—Floating Rate Notes." If the note you purchase is a floating rate note, the formula and any adjustments that apply to the interest rate will be specified in the pricing supplement.

Linked Notes

A note of this type provides that the amount payable at its maturity and/or the amount of interest payable on an interest payment date will be determined by reference to:

- one or more currencies;
- one or more commodities;
- one or more securities of ours or of entities that are or are not affiliated with us;
- interest rates;
- one or more intangibles, articles or goods; or
- any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances; and/or
- indices or baskets of any of these items, including baskets of indices.

The holder of a linked note may receive an amount at maturity that is greater than or less than the principal amount of the note depending upon the value or level of the applicable underlying to which the note is linked. That value or level may fluctuate over time. The applicable pricing supplement will include information about the relevant underlying and about how amounts that are to become payable will be determined by reference to the underlying. A linked note may provide for either cash settlement or physical settlement by delivery of the applicable underlying or another property of the type listed above. A linked note may also provide that the form of settlement may be determined at our option or at the holder's option.

Investing in linked notes involves special risks. You should carefully read the risk factors section in the applicable pricing supplement for your linked note.

Exchangeable Notes

We may issue notes, which we refer to as "exchangeable notes," that are optionally or mandatorily exchangeable into:

- securities of ours or of entities that are or are not affiliated with us;
- a basket or baskets of those securities;
- other property; or
- any combination of, or the cash value of, such securities or other property.

The exchangeable notes may or may not bear interest or be issued with original issue discount or at a premium. The general terms of the exchangeable notes are described below. Please note that exchangeable notes may specify other terms in the relevant pricing supplement, which may differ from those described below.

Payments upon Exchange. The applicable pricing supplement will specify whether upon exchange, at maturity or otherwise, the holder of an exchangeable note may receive, at the specified exchange rate, either the underlying property or the cash value of such underlying property. The underlying property may be our securities or securities of entities that are or are not affiliated with us; a basket or baskets of those securities; other property; or any combination of the above. The exchangeable notes may or may not provide for protection against fluctuations in the exchange rate between the currency in which that note is denominated and the currency or currencies in which the market prices of the underlying property or properties are quoted. Exchangeable notes may have other terms, which will be specified in the applicable pricing supplement.

Optionally Exchangeable Notes. The holder of an optionally exchangeable note may, during a period, or at a specific time or times, exchange the note for the underlying property or the cash value of such underlying property at a specified rate of exchange or at a rate of exchange determined pursuant to a formula described in the applicable pricing supplement. If specified in the applicable pricing supplement, we will have the option to redeem the optionally exchangeable note prior to maturity. If the holder of an optionally exchangeable note does not elect to exchange the note prior to maturity or any applicable redemption date, the holder will receive the principal amount of the note plus any accrued interest at maturity or upon redemption, if so specified in the applicable pricing supplement.

Mandatorily Exchangeable Notes. At maturity, the holder of a mandatorily exchangeable note must exchange the note for the underlying property or the cash value of such underlying property at a specified rate of exchange, and, therefore, depending upon the value of the underlying property at maturity, the holder of a mandatorily exchangeable note may receive less than the stated principal amount of the note at maturity. If so indicated in the applicable pricing supplement, the specified rate at which a mandatorily exchangeable note may be exchanged may vary depending on the value of the underlying property so that, upon exchange, the holder participates in a percentage, which may be less than, equal to or greater than 100% of the change in value of the underlying property.

If an exchangeable note is represented by a global note, the Depositary's nominee will be the holder of that note and therefore will be the only entity that can exercise a right to exchange or other elective rights. In order to ensure that the Depositary's nominee will timely exercise such elective rights, the beneficial owner of the note must instruct the broker or other direct or indirect participant through which it holds an interest in that note to notify the Depositary of its desire to exercise its rights. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other participant through which it holds an interest in a note in order to ascertain the deadline for ensuring that timely notice of elective rights will be delivered to the Depositary.

Payments upon Acceleration of Maturity or upon Tax Redemption. Unless otherwise specified in the applicable pricing supplement, if the principal amount payable at maturity of any exchangeable note is declared due and payable prior to maturity as a result of an event of default or tax redemption (see "Series A Notes Offered on a Global Basis—Tax Redemption"), the amount payable on:

- an optionally exchangeable note will equal the face amount of the note plus accrued interest, if any, to but excluding the date of payment, except that if a holder has exchanged an optionally exchangeable note prior to the date of acceleration or tax redemption without having received the amount due upon exchange, the amount payable will be an amount in cash equal to the amount due upon exchange and will not include any accrued but unpaid interest; and

- a mandatorily exchangeable note will equal an amount determined as if the date of acceleration or tax redemption were the final valuation date, plus accrued interest, if any, to but excluding the date of payment.

The amount payable if the principal amount payable at maturity of an exchangeable note is declared due and payable prior to maturity as a result of any other type of redemption will be set forth in the applicable pricing supplement.

Original Issue Discount Notes

A fixed rate note, a floating rate note, a linked note or an exchangeable note may be an original issue discount note. A note of this type is issued as a discounted security (bearing no interest or interest at a rate that at the time of issuance is below market rates) to be sold at an issue price below its stated principal amount. Special considerations applicable to any original issue discount notes will be described in the applicable pricing supplement.

Unless otherwise specified in the applicable pricing supplement, in the event of redemption, repayment or acceleration of maturity of an original issue discount note, the amount payable to the holder will be equal to the sum of:

(i) the issue price (increased by any accruals of discount) or, in the event of any redemption by us of such original issue discount note (if applicable), the issue price (increased by any accruals of discount) multiplied by the initial redemption percentage specified in the applicable pricing supplement (as adjusted by the initial redemption percentage reduction, if applicable) and

(ii) any unpaid interest on such original issue discount note accrued from the date of issue to the date of such redemption, repayment or acceleration of maturity.

Unless otherwise specified in the applicable pricing supplement, for purposes of determining the amount of discount that has accrued as of any date on which a redemption, repayment or acceleration of maturity occurs for an original issue discount note, the discount will be accrued using a constant yield method. The constant yield will be calculated using (i) a 30-day month, 360-day year convention, (ii) a compounding period that, except for the initial period (as defined below), corresponds to the shortest period between interest payment dates for the applicable original issue discount note (with ratable accruals within a compounding period), (iii) a coupon rate equal to the initial coupon rate applicable to such original issue discount note and (iv) an assumption that the maturity of such original issue discount note will not be accelerated. If the period from the date of issue to the initial interest payment date for an original issue discount note, which we refer to as the "**initial period**," is shorter than the compounding period for such original issue discount note, a proportionate amount of the yield for an entire compounding period will be accrued. If the initial period is longer than the compounding period, then such period will be divided into a regular compounding period and a short period with the short period being treated as provided in the preceding sentence. The accrual of the applicable discount may differ from the accrual of original issue discount for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**").

Certain original issue discount notes may not be treated as having original issue discount for federal income tax purposes, and notes other than original issue discount notes may be treated as issued with original issue discount for federal income tax purposes. For more information, please see "United States Federal Income Taxation—Original Issue Discount" below.

Extendible Notes

We may issue from time to time "**extendible notes**," with respect to which we will have the option to extend the maturity of a note for one or more periods up to but not beyond the final maturity date set forth in the applicable pricing supplement. If we have such an option with respect to any note, the procedures for extension will be described in the applicable pricing supplement. Amortizing notes may not be designated as extendible notes.

Renewable Notes

We may also issue "**renewable notes**," which will mature on an interest payment date specified in the applicable pricing supplement, unless the maturity of all or a portion of the principal amount of the notes is extended by the holders in accordance with the procedures set forth in the applicable pricing supplement.

Terms Specified in Pricing Supplements

A pricing supplement generally will specify the following terms of any issuance of our Series A notes to the extent applicable:

- the specific designation of the notes;
- the issue price (price to public);
- the aggregate principal amount, purchase price and denomination;
- the original issue date;
- the stated maturity date and any terms related to any extension or shortening of the maturity date;
- whether the notes are fixed rate notes, floating rate notes, linked notes and/or exchangeable notes;

- for fixed rate notes, the rate per year at which the notes will bear interest, if any, or the method of calculating that rate and the dates on which interest will be payable;

- for floating rate notes, the base rate, the index maturity, the spread, the spread multiplier, the initial interest rate, the interest reset periods, the interest payment dates, the maximum interest rate, the minimum interest rate and any other terms relating to the particular method of calculating the interest rate for the note;

- for floating rate notes, whether they are renewable notes;

- for linked notes, the underlying asset or measure to which the notes are linked, the principal amount, if any, or the amount calculated with respect to the principal amount, if any, we will pay you at maturity, the amount of interest, if any, we will pay you on an interest payment date, or of any other interim and/or contingent payment, the formula we will use to calculate these amounts, if any, and whether your note will be payable in cash or other property;

- for exchangeable notes, the terms on which holders of the notes may exchange them into the underlying property or the cash value of such underlying property; any specific terms relating to the adjustment of the exchange feature; the period during which the holders may effect the exchange; and the other items described in "—Exchangeable Notes" above;

- for currency-linked notes, information as to the one or more currencies to which the principal amount payable on any principal payment date or the amount of interest payable on any interest payment date is linked or indexed; the currency in which the face amount of the currency-linked note is denominated; the currency in which principal on the currency-linked note will be paid; and specific historic exchange rate information and any currency risks relating to the specific currencies selected;

- whether the notes may be redeemed, in whole or in part, at our option or repaid at your option, prior to the stated maturity date, and the terms of any redemption or repayment;

- whether the note has been issued with original issue discount or is an amortizing note (and, if the note is an amortizing note, the amortization schedule);

- if any note is not denominated and payable in U.S. dollars, the currency or currencies in which the principal, premium, if any, and interest, if any, will be paid, which we refer to as the "specified currency," along with any other terms relating to the non-U.S. dollar denomination, including exchange rates as against the U.S. dollar at selected times during the last five years and any exchange controls affecting that specified currency;

- the circumstances, if any, under which we will pay additional amounts on the notes for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem those notes rather than pay the additional amounts; and

- any other terms on which we will issue the notes.

Form, Legal Ownership and Denomination of Notes

Form. We will issue notes in fully registered, global (*i.e.*, book-entry) form only, unless we specify otherwise in the applicable pricing supplement. Notes in book-entry form will be represented by a global note registered in the name of the Depositary or its nominee, which will be the sole registered owner and the holder of all the notes represented by the global note. An investor therefore will not be a holder of the note, but will own only beneficial interests in a global note, which are held by means of an account with a broker, bank or other financial institution that in turn has an account as a "participant" in the Depositary or with another institution that does. The Depositary maintains a computerized, book-entry system that will reflect the interests in the global notes held by participants in its book-entry system. An investor's beneficial interest in the global notes will, in turn, be reflected only in the records of the Depositary's direct or indirect participants though an account maintained by the investor with such participant.

Except as set forth in the accompanying prospectus under "Forms of Securities—Global Securities," you may not exchange registered global notes or interests in registered global notes for a certificate issued to you in definitive form (a "**certificated note**"). A further description of the Depositary's procedures for global notes representing book-entry notes is set forth below under "The Depositary" and in the accompanying prospectus under "Forms of Securities—Global Securities."

Legal Ownership. The person or entity in whose name the notes are registered will be considered the holder and legal owner of the notes. Our obligations under the indenture, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the registered holders of the notes. We do not have obligations to investors who own beneficial interests in global notes, in street name or by any other indirect means. For example, once we make a payment or give a notice to the registered holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders (*e.g.*, owners of beneficial interests), but does not do so. Similarly, if we need to ask the holders of the notes to vote on a proposed amendment to the notes, we would seek approval only from the registered holders, and not the indirect holders, of the notes.

Special Considerations for Indirect Holders. If you hold notes through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

- how it handles securities payments and notices;
- whether it imposes fees or charges;
- how it would handle voting if it were ever required;
- whether and how you can instruct it to send you notes registered in your own name so you can be a direct holder, if that is permitted; and
- how it would pursue rights under the notes if there were a default or other event triggering the need for holders to act to protect their interests.

Denominations. Unless we provide otherwise in the applicable pricing supplement, we will issue the notes:

- for U.S. dollar-denominated notes, in denominations of $1,000 or any amount greater than $1,000 that is an integral multiple of $1,000; or
- for notes denominated in a specified currency other than U.S. dollars, in denominations of the equivalent of $1,000, rounded to an integral multiple of 1,000 units of the specified currency, or any larger integral multiple of 1,000 units of the specified currency, as determined by reference to the market exchange rate, as defined under "—Interest and Principal Payments—Unavailability of Foreign Currency" below, on the business day immediately preceding the date of issuance.

New York Law to Govern. The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Interest Rates

Fixed Rate Notes

Each fixed rate note will bear interest from the date of issuance at the annual rate stated on its face until the principal is paid or made available for payment.

How Interest Is Calculated. Unless otherwise indicated in the applicable pricing supplement, interest on fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

How Interest Accrues. Interest on fixed rate notes will accrue from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date or any other date specified in a pricing supplement on which interest begins to accrue. Interest will accrue to but excluding the next interest payment date, or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under "—If a Payment Date is Not a Business Day."

When Interest Is Paid. Payments of interest on fixed rate notes will be made on the interest payment dates specified in the applicable pricing supplement. However, if the period of time between the issue date and the first interest payment date thereafter is less than the period of time between a record date and an interest payment date, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

Amount of Interest Payable. Interest payments for fixed rate notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to but excluding the relevant interest payment date or date of maturity or earlier redemption or repayment, as the case may be.

If a Payment Date is Not a Business Day. If any scheduled interest payment date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, we may pay interest, if any, and principal and premium, if any, on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.

Amortizing Notes. "Amortizing notes" are notes for which payments combining principal and interest are made in installments over the life of the note. Payments with respect to amortizing notes will be applied first to interest due and payable on the notes and then to the reduction of the unpaid principal amount of the notes. Information on the additional terms and conditions of any issue of amortizing notes will be provided in the applicable pricing supplement. A table setting forth repayment information in respect of each amortizing note will be included in the applicable pricing supplement.

Floating Rate Notes

Each floating rate note will mature on the date specified in the applicable pricing supplement.

Each floating rate note will bear interest at a floating rate determined by reference to an interest rate or interest rate formula, which we refer to as the "**base rate.**" The base rate may be one or more of the following:

- the certificate of deposit rate,
- the CMT rate,
- the commercial paper rate,
- the eleventh district cost of funds rate,
- EURIBOR,
- the federal funds rate,
- LIBOR,
- the prime rate,
- the Treasury rate, or
- any other rate or interest rate formula specified in the applicable pricing supplement.

Formula for Interest Rates. The interest rate on each floating rate note will be calculated by reference to:

- the specified base rate based on the index maturity,
- plus or minus the spread, if any, and/or
- multiplied by the spread multiplier, if any.

For any floating rate note, "**index maturity**" means the period of maturity of the instrument or obligation from which the base rate is calculated and will be specified in the applicable pricing supplement. The "**spread**" is the number of basis points (one one-hundredth of a percentage point) specified in the applicable pricing supplement to be added to or subtracted from the base rate for a floating rate note. The "**spread multiplier**" is the percentage specified, if any, in the applicable pricing supplement by which the base rate will be multiplied to determine the applicable interest rate for such floating rate note.

Limitations on Interest Rate. A floating rate note may also have either or both of the following limitations on the interest rate:

- a maximum limitation, or ceiling, on the rate of interest which may accrue during any interest period, which we refer to as the "maximum interest rate;" and/or

- a minimum limitation, or floor, on the rate of interest that may accrue during any interest period, which we refer to as the "minimum interest rate."

Any applicable maximum interest rate or minimum interest rate will be set forth in the applicable pricing supplement.

In addition, the interest rate on a floating rate note may not be higher than the maximum rate permitted by applicable New York law, as that rate may be modified by United States law of general application.

How Floating Interest Rates Are Reset. The interest rate in effect from the date of issue to the first interest reset date for a floating rate note will be the initial interest rate specified in the applicable pricing supplement. We refer to this rate as the "**initial interest rate**." The interest rate on each floating rate note may be reset daily, weekly, monthly, quarterly, semiannually or annually or on any other periodic basis described in the applicable pricing supplement. We refer to this period as the "**interest reset period**." The "**interest reset date**" in respect of each interest reset period will be the first day of each interest reset period, unless otherwise specified in the applicable pricing supplement.

If any interest reset date for any floating rate note would otherwise be a day that is not a business day, such interest reset date, unless otherwise specified in the applicable pricing supplement, will be postponed to the next succeeding day that is a business day, except that in the case of a LIBOR note or a EURIBOR note, if such business day is in the next succeeding calendar month, such interest reset date, unless otherwise specified in the applicable pricing supplement, will be the immediately preceding business day.

The interest rate applicable to each interest reset period commencing on an interest reset date will be the rate per annum determined by the calculation agent on the interest determination date. The **interest determination date** with respect to:

- the certificate of deposit rate, CMT rate, commercial paper rate, federal funds rate and prime rate (each as defined below) will be the second business day preceding the applicable interest reset date;

- the eleventh district cost of funds rate will be the last working day of the month immediately preceding the applicable interest reset date on which the Federal Home Loan Bank of San Francisco (the "**FHLB of San Francisco**") publishes the Eleventh District Index (as defined under "—Eleventh District Cost of Funds Rate Notes" below);

- EURIBOR will be the second TARGET Settlement Day preceding the applicable interest reset date;

- LIBOR will be the second London Banking Day preceding an interest reset date, unless the Designated LIBOR Currency is British pounds, in which case the interest determination date will be the applicable interest reset date; and

- the Treasury rate will be the day of the week in which the applicable interest reset date falls on which Treasury Bills normally would be auctioned; provided, however, that if as a result of a legal holiday an auction is held on the Friday of the week preceding the interest reset date, the related interest determination date shall be such preceding Friday.

The interest determination date pertaining to a floating rate note the interest rate of which is determined by reference to two or more base rates will be the most recent business day which is at least two business days prior to the applicable interest reset date for such floating rate note on which each base rate is determinable. Each base rate will be determined as of such date, and the applicable interest rate will take effect on the applicable interest reset date.

The interest rate in effect for the ten calendar days immediately prior to maturity, redemption or repayment will be the one in effect on the tenth calendar day preceding the maturity, redemption or repayment date.

In the detailed descriptions of the various base rates which follow, the "**calculation date**" pertaining to an interest determination date means the earlier of (1) the tenth calendar day after that interest determination date, or, if that day is not a business day, the next succeeding business day, and (2) the business day immediately preceding the applicable interest payment date or maturity date or, for any principal amount to be redeemed or repaid, any redemption or repayment date.

How Interest Is Calculated. Interest on floating rate notes will accrue from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date or any other date specified in a pricing supplement on which interest begins to accrue. Interest will accrue to but excluding the next interest payment date or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under "—If a Payment Date is Not a Business Day."

Floating rate notes will have a calculation agent, which will be Deutsche Bank AG, London Branch, unless otherwise specified in the applicable pricing supplement. Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date for that floating rate note.

Unless otherwise specified in the applicable pricing supplement, accrued interest will be calculated by multiplying the principal amount of the floating rate note by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by *dividing* the interest rate applicable to that day:

- by 360, in the case of certificate of deposit rate notes, commercial paper rate notes, eleventh district cost of funds rate notes, EURIBOR notes, federal funds rate notes, LIBOR notes and prime rate notes;
- by the actual number of days in the year, in the case of Treasury rate notes and CMT rate notes; or
- as otherwise specified in the applicable pricing supplement.

For these calculations, the interest rate in effect on any interest reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding interest reset date or, if none, the initial interest rate.

All percentages used in or resulting from any calculation of the rate of interest on a floating rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (*e.g.*, 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)), and all U.S. dollar amounts used in or resulting from these calculations on floating rate notes will be rounded to the nearest cent (with one-half cent rounded upward).

When Interest Is Paid. We will pay interest on floating rate notes on the interest payment dates specified in the applicable pricing supplement. However, if the period of time between the issue date and the first interest payment date thereafter is less than the period of time between a record date and an interest payment date, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

If a Payment Date Is Not a Business Day. If any scheduled interest payment date, other than the maturity date or any earlier redemption or repayment date, for any floating rate note falls on a day that is not a business day, it will be postponed to the following business day, except that, in the case of a EURIBOR note or a LIBOR note, if that business day would fall in the next calendar month, the interest payment date will be the immediately preceding business day.

If the scheduled maturity date or any earlier redemption or repayment date of a floating rate note falls on a day that is not a business day, the payment of principal, premium, if any, and interest, if any, will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the maturity, redemption or repayment date.

Certificate of Deposit Rate Notes

Certificate of deposit rate notes will bear interest at the interest rates specified in the applicable pricing supplement. Those interest rates will be based on the certificate of deposit rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "certificate of deposit rate" will be determined as of each interest determination date relating to a certificate of deposit rate note and will be the rate on that day for negotiable U.S. dollar certificates of deposit having the index maturity specified in the applicable pricing supplement as published by the Federal Reserve Board in "Statistical Release H.15(519), Selected Interest Rates," or any successor publication ("**H.15(519)**"), under the heading "CDs (Secondary Market)."

The following procedures will be followed if the certificate of deposit rate cannot be determined as described above:

- If the above rate is not so published by 3:00 P.M., New York City time, on the calculation date pertaining to such interest determination date, the certificate of deposit rate will be the rate on such interest determination date for negotiable U.S. dollar certificates of deposit of the index maturity specified in the applicable pricing supplement as published in the H.15 Daily Update (as defined below), or such other recognized electronic source for the purpose of displaying such rate, under the caption "CDs (Secondary Market)."

- If such rate is not yet published in the H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on such calculation date, then the certificate of deposit rate on such interest determination date will be calculated by the calculation agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such interest determination date, of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in The City of New York (which may include us or our affiliates) selected by the calculation agent after consultation with us for negotiable certificates of deposit of major U.S. money center banks of the highest credit standing (in the market for negotiable certificates of deposit) with a remaining maturity closest to the index maturity specified in the applicable pricing supplement in denominations of $5,000,000.

- If the dealers selected by the calculation agent are not quoting as set forth above, the certificate of deposit rate for such interest determination date will remain the certificate of deposit rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

"**H.15 Daily Update**" means the daily update of H.15(519), available through the internet site of the Federal Reserve Board at http://www.federalreserve.gov/releases/h15/update/h15upd.htm, or any successor site or publication.

CMT Rate Notes

CMT rate notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on the CMT rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "CMT rate" will be determined as of each interest determination date relating to a CMT rate note and will be the rate on such day as displayed on the Designated CMT Reuters Page (as defined below) under the caption "…Constant Maturities Treasury…Federal Reserve Board Release H.15…Mondays Approximately 3:45 P.M.," under the column for the Designated CMT Maturity Index (as defined below) for:

- the rate on such interest determination date, if the Designated CMT Reuters Page is FRBCMT; and

- the weekly or monthly average, as specified in the applicable pricing supplement, for the week or the month, as applicable, ended immediately preceding the week or the month, as applicable, in which the related interest determination date falls, if the Designated CMT Reuters Page is FEDCMT.

The following procedures will be followed if the CMT rate cannot be determined as described above:

- If the above rate is no longer displayed on the relevant page or is not so displayed by 3:00 P.M., New York City time, on the related calculation date, then the CMT rate for such interest determination date will be such treasury constant maturity rate for the Designated CMT Maturity Index as published in H.15(519).

- If such treasury constant maturity rate is no longer published or is not so published in H. 15(519) by 3:00 P.M., New York City time on the related calculation date, then the CMT rate on such interest determination date will be such treasury constant maturity rate for the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the interest determination date with respect to such interest reset date as may then be published by either the Federal Reserve Board or the United States Department of the Treasury that the calculation agent determines to be comparable to the rate formerly displayed on the Designated CMT Reuters Page and published in H.15(519).

- If such treasury constant maturity rate is not so provided by 3:00 P.M., New York City time, on the related calculation date, then the CMT rate on the interest determination date will be calculated by the calculation agent and will be a yield to maturity, based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 P.M., New York City time, on such interest determination date reported, according to their written records, by three leading primary United States government securities dealers in The City of New York (which may include us or our affiliates), which we refer to as a "**Reference Dealer**," selected by the calculation agent from five such Reference Dealers selected by the calculation agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest), for the most recently issued direct noncallable fixed-rate obligations of the United States, which are commonly referred to as "**Treasury Notes**," with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year.

- If the calculation agent is unable to obtain three such Treasury Note quotations, the CMT rate on such interest determination date will be calculated by the calculation agent and will be a yield to maturity based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 P.M., New York City time, on such interest determination date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the calculation agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least $100 million. If two Treasury Notes with an original maturity have remaining terms to maturity equally close to the Designated CMT Maturity Index, the calculation agent will obtain quotations for the Treasury Note with the shorter remaining term to maturity.

- If three or four (and not five) of such Reference Dealers are quoting as described above, then the CMT rate will be based on the arithmetic mean of the offered rates obtained, and neither the highest nor the lowest of such quotes will be eliminated.

- If fewer than three Reference Dealers so selected by the calculation agent are quoting as described above, the CMT rate for that interest determination date will remain the CMT rate for the immediately preceding interest reset period, or, if there was no preceding interest reset period, the rate of interest payable will be the initial interest rate.

"**Designated CMT Maturity Index**" means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable pricing supplement with respect to which the CMT rate will be calculated or, if no such maturity is specified in the applicable pricing supplement, 2 years.

"**Designated CMT Reuters Page**" means the Reuters page specified in the applicable pricing supplement (or any other page as may replace such page) for the purpose of displaying Treasury Constant Maturities as reported in H.15(519) or, if no such page is specified in the applicable pricing supplement, Reuters page FEDCMT. If Reuters page FEDCMT applies but the relevant pricing supplement does not specify whether the weekly or monthly average applies, the weekly average will apply.

Commercial Paper Rate Notes

Commercial paper rate notes will bear interest at the interest rates specified in the applicable pricing supplement. Those interest rates will be based on the commercial paper rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "commercial paper rate" will be determined as of each interest determination date relating to a commercial paper rate note and will be the money market yield (as defined below) on such date of the rate for commercial paper having the index maturity specified in the applicable pricing supplement as published in the H.15(519) Daily Update under the heading "Commercial Paper—Non-Financial."

The following procedures will be followed if the commercial paper rate cannot be determined as described above:

- If not so published in H.15(519) by 3:00 P.M., New York City time, on the calculation date pertaining to such interest determination date, the commercial paper rate will be the money market yield on such interest determination date of the rate for commercial paper of the index maturity specified in the applicable pricing supplement as published in H.15 Daily Update under the heading "Commercial Paper—Non-Financial," or such other recognized electronic source used for the purpose of displaying such rate.

- If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on such calculation date, then the commercial paper rate shall be calculated by the calculation agent and shall be the money market yield of the arithmetic mean of the offered rates as of 11:00 A.M., New York City time, on such interest determination date, of three leading dealers in commercial paper in The City of New York (which may include us or our affiliates) selected by the calculation agent (after consultation with us) for commercial paper of the index maturity specified in the applicable pricing supplement placed for a nonfinancial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized rating agency.

- If the dealers selected by the calculation agent are not quoting as set forth above, the commercial paper rate for that interest determination date will remain the commercial paper rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

The "**money market yield**" will be a yield calculated in accordance with the following formula:

$$\text{money market yield} = \frac{D \times 360}{360 - (D \times M)} \times 100$$

where "D" refers to the applicable per year rate for commercial paper quoted on a bank discount basis and expressed as a decimal and "M" refers to the actual number of days in the interest period for which interest is being calculated.

Eleventh District Cost of Funds Rate Notes

Eleventh district cost of funds rate notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on the eleventh district cost of funds rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The eleventh district cost of funds rate will be determined as of each interest determination date relating to an eleventh district cost of funds rate note and will be the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which such interest determination date falls as set forth under the caption "11th District" on the display on the Moneyline Telerate service (or any successor service) on page 7058 (or any other page as may replace such page on such service), which we refer to as "Telerate page 7058" as of 11:00 A.M., San Francisco time, on such interest determination date.

- If such rate does not appear on Telerate page 7058 on such interest determination date, then the eleventh district cost of funds rate on such interest determination date shall be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (which we refer to as the "**Eleventh District Index**") by the FHLB of San Francisco as such cost of funds for the calendar month immediately preceding such interest determination date.

- If the FHLB of San Francisco fails to announce the Eleventh District Index on or prior to such interest determination date for the calendar month immediately preceding such interest determination date, the eleventh district cost of funds rate will remain the eleventh district cost of funds rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

EURIBOR Notes

EURIBOR notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on EURIBOR and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

EURIBOR will be the rate for deposits in euros, as sponsored, calculated and published jointly by the European Banking Federation and ACI—The Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing those rates, having the index maturity specified in the applicable pricing supplement, commencing on the applicable interest reset date, as the rate appears on Reuters page EURIBOR01 as of 11:00 A.M., Brussels time, on the applicable interest determination date.

The following procedures will be followed if the rate cannot be determined as described above:

- If the above rate does not appear on Reuters page EURIBOR01, or is not so published by 11:00 A.M., Brussels time, on the applicable interest determination date, EURIBOR for such interest determination date will be the rate calculated by the calculation agent as the arithmetic mean of at least two quotations obtained by the calculation agent after requesting the principal Euro-zone (as defined below) offices of four major banks in the Euro-zone interbank market, which may include us, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in euros for the period of the index maturity designated in the applicable pricing supplement, commencing on the applicable interest reset date, to prime banks in the Euro-zone interbank market at approximately 11:00 A.M., Brussels time, on the applicable interest determination date and in a principal amount not less than the equivalent of U.S.$1,000,000 in euros that is representative for a single transaction in euros in such market at such time.

- If fewer than two quotations are so provided, the rate on the applicable interest determination date will be calculated by the calculation agent and will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., Brussels time, on such interest determination date by four major banks in the Euro-zone for loans in euros to leading European banks, having the index maturity designated in the applicable pricing supplement, commencing on the applicable interest reset date and in principal amount not less than the equivalent of U.S.$1,000,000 in euros that is representative for a single transaction in euros in such market at such time.

- If the banks so selected by the calculation agent are not quoting as set forth above, EURIBOR for that interest determination date will remain EURIBOR for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

"**Euro-zone**" means the region comprising member states of the European Union that have adopted a single currency in accordance with the relevant treaty of the European Union, as amended.

Federal Funds Rate Notes

Federal funds rate notes will bear interest at the interest rates specified in the applicable pricing supplement. Those interest rates will be based on the federal funds rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "federal funds rate" means, for any interest determination date, the rate on that date for federal funds as published in H.15(519) under the heading "Federal Funds (Effective)" as that rate is displayed on Reuters page FEDFUNDS1.

The following procedures will be followed if the federal funds rate cannot be determined as described above:

- If such rate does not appear on Reuters page FEDFUNDS1 or is not so published by 3:00 P.M., New York City time, on the calculation date pertaining to such interest determination date, the Federal Funds Rate will be the rate on such interest determination date as published in H.15 Daily Update, or such other recognized electronic service used for the purpose of displaying such rate, under the caption "Federal Funds (Effective)."

- If such rate does not appear on Reuters page FEDFUNDS1 or is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on such calculation date, the Federal Funds Rate will be calculated by the calculation agent and will be the arithmetic mean on such interest determination date of the rates for the last transaction in overnight United States dollar federal funds arranged by each of three leading dealers in federal funds transactions in The City of New York (which may include us or our affiliates) selected by the calculation agent, as of 9:00 A.M., New York City time, on such interest determination date.

- If the dealers selected by the calculation agent are not quoting as set forth above, the federal funds rate for that interest determination date will remain the federal funds rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

LIBOR Notes

LIBOR notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on London Interbank Offered Rate, which is commonly referred to as "**LIBOR**," and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The calculation agent will determine "LIBOR" for each interest determination date as follows:

- As of the interest determination date, LIBOR will be either:
  - the offered rate appearing on the Reuters Page LIBOR01 (as defined herein); or
  - the arithmetic mean of the offered rates appearing on the Reuters screen LIBO page (as defined herein), unless that page by its terms cites only one rate, in which case that rate;

- in either case, as of 11:00 A.M., London time, on the relevant LIBOR interest determination date, for deposits of the relevant index currency having the relevant index maturity beginning on the relevant interest reset date. Your pricing supplement will indicate the index currency, the index maturity and the reference page that apply to your LIBOR note. If no reference page is mentioned in your pricing supplement, Reuters Page LIBOR01 will apply to your LIBOR note.

- If Reuters Page LIBOR01 applies and the rate described above does not appear on that page, or if Reuters screen LIBO page applies and fewer than two of the rates described above appears on that page or no rate appears on any page on which only one rate normally appears, then the calculation agent will request the principal London offices of each of four major reference banks (which may include us or our affiliates) in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in the Designated LIBOR Currency for the period of the index maturity specified in the applicable pricing supplement, commencing on the applicable interest reset date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such interest determination date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such interest determination date will be the arithmetic mean of such quotations.

- If fewer than two such quotations are so provided, then LIBOR on such interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable principal financial center, on such interest determination date by three major banks (which may include us or our affiliates) in such principal financial center selected by the calculation agent for loans in the Designated LIBOR Currency to leading European banks, having the index maturity specified in the applicable pricing supplement and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time.

- If the banks so selected by the calculation agent are not quoting as set forth above, LIBOR for that interest determination date will remain LIBOR for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

"**Reuters Page LIBOR01**" means the display designated as "LIBOR01" on Reuters 3000 Xtra (or any successor service) (or such other page as may replace Page LIBOR01 on Reuters 3000 Xtra or any other successor service).

"**Reuters screen LIBO page**" means the display on the Reuters Monitor Money Rates Service, or any successor service, on the page designated as "LIBO" or any replacement page or pages on which London interbank rates of major banks for the relevant index currency are displayed.

"**Reuters page**" means the display on Reuters 3000 Xtra, or any successor service, on the page or pages specified in this prospectus supplement or the relevant pricing supplement, or any replacement page or pages on that service.

Prime Rate Notes

Prime rate notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on the prime rate and any spread and/or spread multiplier, and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "prime rate" means, for any interest determination date, the rate on that date as published in H.15(519) under the heading "Bank Prime Loan."

The following procedures will be followed if the prime rate cannot be determined as described above:

- If the above rate is not published by 3:00 P.M., New York City time, on the calculation date pertaining to such interest determination date, the prime rate on such interest determination date will be the rate on such interest determination date as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "U.S. Bank Prime Rates" or in another recognized electronic source used for the purpose of displaying that rate.

- If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on such calculation date, the prime rate shall be calculated by the calculation agent and will be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen US PRIME 1 Page (as hereinafter defined) as such bank's prime rate or base lending rate as of 11.00 A.M., New York City time, on such interest determination date.

- If fewer than four such rates so appear on the Reuters Screen US PRIME 1 Page for such interest determination date, then the prime rate shall be the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such interest determination date by four major money center banks (which may include us or our affiliates) in The City of New York selected by the calculation agent.

- If fewer than four such quotations are so provided, then the prime rate shall be the arithmetic mean of four prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such interest determination date as furnished in The City of New York by the major money center banks, if any, that have provided such quotations and by a reasonable number of substitute banks or trust companies (which may include us or our affiliates), provided such substitute banks or trust companies are organized and doing business under the laws of the United States, or any State thereof, each having total equity capital of at least $500 million and being subject to supervision or examination by a Federal or state authority, selected by the calculation agent to provide such rate or rates.

- If the banks or trust companies selected by the calculation agent are not quoting as set forth above, the prime rate for that interest determination date will remain the prime rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

"**Reuters Screen US PRIME 1 Page**" means the display designated as page "US PRIME 1" on the Reuters Monitor Money Rates Service, or any successor service, or any other page as may replace the US PRIME 1 Page on that service for the purpose of displaying prime rates or base lending rates of major United States banks.

Treasury Rate Notes

Treasury rate notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on the Treasury rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "Treasury rate" will be determined as of each interest determination date relating to a Treasury rate note and will be the rate from the auction held on such interest determination date, which we refer to as the auction, of direct obligations of the United States, which are commonly referred to as "**Treasury Bills**," having the index maturity specified in the applicable pricing supplement as such rate appears on Reuters page USAUCTION 10/11.

The following procedures will be followed if the Treasury rate cannot be determined as described above.

- If the above rate is not so published by 3:00 P.M., New York City time, on the related calculation date, the Treasury rate shall be calculated by the calculation agent and will be the bond equivalent yield (as defined below) of the rate for such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purposes of displaying such rate, under the caption "U.S. Government Securities/ Treasury Bills/Auction High."

- If such rate is not so published by 3:00 P.M., New York City time, on the related calculation date, the Treasury rate will be calculated by the calculation agent and shall be the bond equivalent yield of the auction rate of such Treasury Bills as announced by the United States Department of the Treasury.

- In the event that the auction rate of Treasury Bills having the index maturity specified in the applicable pricing supplement is not so announced by the United States Department of the Treasury, or if no such auction is held, then the Treasury rate will be calculated by the calculation agent and will be the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such interest determination date, of three primary United States government securities dealers (which may include us or our affiliates) selected by the calculation agent, for the issue of Treasury Bills with a remaining maturity closest to the index maturity specified in the applicable pricing supplement.

- If the dealers selected by the calculation agent are not quoting as set forth above, the Treasury rate for that interest determination date will remain the Treasury rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

The "**bond equivalent yield**" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{bond equivalent yield} = \frac{D \times N}{360 - (D \times M)} \times 100$$

In this formula, "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

Interest and Principal Payments

Paying Agent

We have appointed Deutsche Bank Trust Company Americas, 60 Wall Street, New York, NY 10005 as our current paying agent for the notes. We may appoint one or more financial institutions to act as our paying agents at whose designated offices notes in certificated (*i.e.*, definitive) form may be surrendered for payment at their maturity. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. We will notify you of changes in the paying agents.

Payments of Interest

The paying agent will pay interest to the person in whose name the note is registered at the close of business on the applicable record date. However, upon maturity, redemption or repayment, the paying agent will pay any interest due to the person to whom it pays the principal of the note. The paying agent will make the payment of interest on the date of maturity, redemption or repayment, whether or not that date is an interest payment date. The paying agent will make the initial interest payment on a note on the first interest payment date falling after the date of issuance, unless the date of issuance is less than 15 calendar days before an interest payment date. In that case, the paying agent will pay interest on the next succeeding interest payment date to the holder of record on the record date corresponding to the succeeding interest payment date.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their notes.

Payment Procedures for Notes Denominated in U.S. Dollars

Payments on Global Notes. The paying agent will make payments of principal, premium, if any, and interest, if any, to the account of the Depositary, as holder of the global notes, by wire transfer of immediately available funds or transfer of other property. We expect that the Depositary, upon receipt of any payment, will immediately credit its participants' accounts in amounts proportionate to their respective beneficial interests in the global notes as shown on the records of the Depositary. We also expect that payments by the Depositary's participants to owners of beneficial interests in the global notes will be governed by standing customer instructions and customary practices and will be the responsibility of those participants.

Payments on Certificated Notes. The paying agent will make U.S. dollar payments on the notes as follows:

- the principal, premium (if any) or interest (if any) due at maturity or, if applicable, earlier redemption or repayment, shall be paid in immediately available funds or transfer of other property only upon presentation of such certificated note at the corporate trust office of the paying agent;

- the interest (if any) due on each interest payment date (other than interest payable at maturity, early redemption or repayment) shall be paid by check mailed to the record holder of such certificated note on the record date; or

- for holders of the equivalent of at least U.S. $10,000,000 in aggregate principal amount of certificated notes (having identical tenor and terms), the interest shall be paid on each interest payment date by wire transfer of immediately available funds, if appropriate wire transfer instructions have been received by the paying agent not less than 16 days prior to such interest payment date.

Payment Procedures for Notes Denominated in a Foreign Currency

Payments on Global Notes. While we anticipate making payments of principal, premium, if any, and interest, if any, on most debt securities in U.S. dollars, some debt securities may be payable in foreign currencies as specified in the applicable pricing supplement. Currently, few facilities exist in the United States to convert U.S. dollars into foreign currencies and vice versa. In addition, most U.S. banks do not offer non-U.S. dollar denominated checking or savings account facilities. Accordingly, unless alternative arrangements are made, we will pay principal, premium, if any, and interest, if any, on debt securities that are payable in a foreign currency to an account at a bank outside the United States, which, in the case of a debt security payable in euro, will be made by credit or transfer to a euro account specified by the payee in a country for which the euro is the lawful currency.

Payments on Certificated Notes. Payments made by us on foreign currency notes will be made in U.S. dollars, unless otherwise specified in the applicable pricing supplement or unless the holder elects to receive payments in the specified currency (if this right is set forth in the applicable pricing supplement). If so specified, a holder may elect to receive payment in the specified currency for certain specified payments or all payments (in which case a holder would no longer need to file a separate election for each payment). To make such an election, the paying agent must receive a written request from the holder:

- for payments of interest, on a date prior to the record date for the relevant interest payment date; or

- for payments of principal, at least 10 calendar days prior to the maturity date (or any redemption date or repayment date);

provided, that any such election is irrevocable as to the next succeeding payment to which it relates. If such election is made as to full payment on a note, the election may thereafter be revoked so long as the paying agent is notified of the revocation within the time period set forth above.

Banks in the United States offer non-U.S. dollar-denominated checking or savings account facilities in the United States only on a limited basis. Accordingly, unless otherwise indicated in the applicable pricing supplement, payments of principal of, premium (if any) and interest (if any) on foreign currency notes to be made in a specified currency other than U.S. dollars will be made to an account at a bank outside the United States that is acceptable to both us and the paying agent, unless we agree to alternative arrangements.

Indirect holders (including those who hold notes in street name) should consult their banks or broker-dealers for information on how to request payment in the specified currency and to ascertain the deadline for giving instructions to them in order to ensure that timely notice will be delivered to the paying agent.

If the holder does not elect to be paid in the specified currency, we will make payments in U.S. dollars as follows:

- the principal, premium (if any) or interest (if any) due at maturity or, if applicable, earlier redemption or repayment, shall be paid in immediately available funds only upon presentation of such certificated note at the corporate trust office of the paying agent;

- the interest (if any) due on each interest payment date (other than interest payable at maturity, early redemption or repayment) shall be paid by check mailed to the record holder of such certificated note on the record date; or

- for holders of the equivalent of at least U.S. $10,000,000 in one or more foreign currencies or currency units in aggregate principal amount of certificated notes (having identical tenor and terms), the interest shall be paid on each interest payment date by wire transfer of immediately available funds, if appropriate wire transfer instructions have been received by the paying agent not less than 16 days prior to such interest payment date.

Determination of Exchange Rate for Payments in U.S. Dollars for Notes Denominated in a Foreign Currency. Deutsche Bank AG, London Branch, will act as exchange rate agent and convert the specified currency into U.S. dollars for holders who will be receiving payments in U.S. dollars rather than the specified currency. Unless otherwise provided in the applicable pricing supplement, the conversion will be based on the highest bid quotation in The City of New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date from three recognized foreign exchange dealers for the purchase by the quoting dealer:

- of the specified currency for U.S. dollars for settlement on the payment date;

- in the aggregate amount of the specified currency payable to those holders or beneficial owners of notes; and

- at which the applicable dealer commits to execute a contract.

One of the dealers providing quotations may be the exchange rate agent, even if such agent is an affiliate of ours. If those bid quotations are not available, payments will be made in the specified currency. The holders or beneficial owners of notes will pay all currency exchange costs by deductions from the amounts payable on the notes.

Adoption of Euro. If a country that is or becomes a member state of the European Union decides to participate in Stage III of the European Economic and Monetary Union (EMU) and adopts or has adopted the euro, then all payment amounts in respect of notes denominated or payable in the currency of such country will be calculated in euros in conformity with legally applicable measures taken pursuant to, or by virtue of, applicable law, and such payment will not constitute an event of default under the indenture or the notes. However, a holder will receive actual payment on such notes in U.S. dollars instead of euros, as described in "—Payment on Global Notes" and "—Payment on Certificated Notes" above, unless the appropriate election is made to receive the payment in the specified currency.

Unavailability of Foreign Currency. The relevant specified currency may not be available to us for making payments of principal of, premium on (if any) or interest (if any) on any note. This could occur (a) due to the imposition of exchange controls or other circumstances beyond our control; (b) if a currency unit is no longer used for the purposes for which it was established; or (c) if the specified currency is no longer used by the government of the country issuing that currency or by public institutions within the international banking community for the settlement of transactions, in each such case as determined in good faith by us.

Except with respect to notes denominated or payable in currencies of existing members of, or candidate countries to the European Union, that subsequently adopt the euro (as described in "—Adoption of Euro" above), if the specified currency is unavailable, we may satisfy our obligations to holders of the notes by making those payments on the date of payment in U.S. dollars or such foreign currency or currency unit as may be specified in the applicable pricing supplement. This "**substitute currency**" will become the currency of payment on each payment date occurring after the last date on which the specified currency was available, which we refer to as the "**conversion date**" (but such specified currency will, at our election, resume being the currency of payment on the first such payment date preceded by 15 business days during which the circumstances which gave rise to the change of currency no longer prevail, in each case, as determined in good faith by us).

The substitute currency amount to be paid by us to the paying agent and by the paying agent to the holder of a note with respect to such payment date will be the currency equivalent or currency unit equivalent (each as defined below) of the specified currency as determined by the exchange rate agent (which determination will be delivered in writing to the paying agent not later than the fifth business day prior to the applicable payment date) as of the conversion date or, if later, the date most recently preceding the payment date in question on which such determination is possible of performance, but not more than 15 business days before such payment date. Such conversion date or date preceding a payment date is referred to as the "**substitute currency valuation date**." Any payment in a substitute currency under the circumstances described above will not constitute an event of default under the notes.

The "**currency equivalent**" will be determined by the exchange rate agent as of each substitute currency valuation date and will be obtained by converting the specified currency (unless the specified currency is a currency unit) into the substitute currency at the market exchange rate (as defined below) on the substitute currency valuation date.

The "**currency unit equivalent**" will be determined by the exchange rate agent as of each substitute currency valuation date and will be the sum obtained by adding together the results obtained by converting the specified amount of each initial component currency into the substitute currency at the market exchange rate on the substitute currency valuation date for such component currency.

"**Component currency**" means any currency which, on the conversion date, was a component currency of the relevant currency unit.

"**Market exchange rate**" means, as of any date, for any specified currency (including any currency unit), the noon buying rate for such currency in New York City for cable transfers payable in foreign currencies, as reported by the Federal Reserve Bank of New York. If the market exchange rate is not available for any reason with respect to one or more currencies or currency units for which an exchange rate is required, the exchange rate agent will use, in its sole discretion and without liability on its part, such quotation of the Federal Reserve Bank of New York as of the most recent available date, or quotations from one or more major banks in New York City or in the country of issue of the currency or currency unit in question, or such other quotations as the exchange rate agent shall deem appropriate. If there is more than one market for dealing in any currency or currency unit by reason of foreign exchange regulations or otherwise, the market to be used in respect of such currency or currency unit will be that upon which a non-resident issuer of securities designated in such currency or currency unit would, as determined in its sole discretion and without liability on the part of the exchange rate agent, purchase such currency or currency unit in order to make payments in respect of such securities.

"**Specified amount**" of a component currency means the number of units (including decimals) which such component currency represented in the relevant currency unit, on the conversion date or the substitute currency valuation date or the last date the currency unit was so used, whichever is later. If after such date the official unit of any component currency is altered by way of combination or subdivision, the specified amount of such component currency will be divided or multiplied in the same proportion. If after such date two or more component currencies are consolidated into a single currency, the respective specified amounts of such component currencies will be replaced by an amount in such single currency equal to the sum of the respective specified amounts of such consolidated component currencies expressed in such single currency, and such amount will thereafter be a specified amount and such single currency will thereafter be a component currency. If after such date any component currency will be divided into two or more currencies, the specified amount of such component currency will be replaced by specified amounts of such two or more currencies, the sum of which, at the market exchange rate of such two or more currencies on the date of such replacement, will be equal to the specified amount of such former component currency and such amounts will thereafter be specified amounts and such currencies will thereafter be component currencies.

All determinations referred to above made by us will be at our sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on holders.

Exchange Rate Agent. If we issue a note in a specified currency other than U.S. dollars, we will appoint a financial institution to act as the exchange rate agent. Unless otherwise specified in the applicable pricing supplement, the exchange rate agent will be Deutsche Bank AG, London Branch. We may change the exchange rate agent from time to time after the original issue date of the note without your consent and without notifying you of the change.

All determinations made by the exchange rate agent will be at its sole discretion unless we state in a pricing supplement that any determination is subject to our approval. In the absence of manifest error, those determinations will be conclusive for all purposes and binding on you and us, without any liability on the party of the exchange rate agent.

Redemptions and Repurchases of Notes

Optional Redemption. Unless otherwise indicated in the applicable pricing supplement, the notes will not be redeemable prior to maturity. If redemption is provided for in the applicable pricing supplement, we will have the option to redeem a note on and after the date, if any, fixed at the time of sale, which we refer to as the initial redemption date. Unless otherwise specified in the applicable pricing supplement, on and after a note's initial redemption date, we will have the option to redeem such note in whole or in part in increments of $1,000 principal amount (or, if such note is denominated in a foreign currency, in such other amount in one or more foreign currencies or currency units as shall be set forth in the applicable pricing supplement) at a redemption price determined in accordance with the following, together with accrued and unpaid interest, if any, payable on the date of redemption.

Unless otherwise specified in the applicable pricing supplement, the redemption price for each note or part thereof subject to redemption shall be:

(i)   in the case of an interest-bearing note, the principal amount of such note or part thereof redeemed, or

(ii) in the case of a non-interest-bearing note, an amount equal to the issue price thereof plus accrued original issue discount to the redemption date,

multiplied in each case by an initial redemption percentage, which shall be the percentage set forth in the applicable pricing supplement, of, in the case of a non-interest-bearing note, the face amount (and in the case of an interest-bearing note, the principal amount) of such note and, if applicable, shall decline on each anniversary of the initial redemption date by the annual redemption percentage reduction set forth in the applicable pricing supplement; *provided, however*, that in no event shall the redemption price be less than 100% of such principal amount or face amount, as the case may be, unless otherwise specified in the applicable pricing supplement. The initial redemption percentage and any annual redemption percentage reduction with respect to each note subject to redemption prior to maturity will be fixed at the time of sale and set forth in the applicable pricing supplement. We will mail a notice of redemption to each holder by first-class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption, or within the redemption notice period designated in the applicable pricing supplement, to the address of each holder as that address appears upon the books maintained by the paying agent.

Repayment at Option of Holder. If applicable, the pricing supplement relating to each note will indicate that the holder has the option to have us repay the note on one or more optional repayment dates specified prior to its maturity date. Unless otherwise specified in the applicable pricing supplement, the repayment price will be equal to 100% of the principal amount of the note, together with accrued interest to the date of repayment. For notes issued with original issue discount, the repayment price is described under "Description of Notes—Types of Notes—Original Issue Discount Notes."

Unless otherwise specified in the applicable pricing supplement, for us to repay a note, the paying agent must receive the following at least 30 days but not more than 60 days prior to the repayment date:

- the note with the form entitled "Option to Elect Repayment" (as included in the applicable pricing supplement); or

- a telegram, telex, facsimile transmission or a letter from a member of a national securities exchange or FINRA, or from a commercial bank or trust company in the United States, setting forth the name of the holder of the note, the principal amount of the note, the principal amount of the note to be repaid, the certificate number or a description of the tenor and terms of the note, a statement that the option to elect repayment is being exercised and a guarantee that the note to be repaid, together with the duly completed form entitled "Option to Elect Repayment," with any unmatured coupons will be received by the paying agent not later than the fifth business day after the date of that telegram, telex, facsimile transmission or letter. However, the telegram, telex, facsimile transmission or letter will only be effective if that note and form duly completed are received by the paying agent by the fifth business day after the date of that telegram, telex, facsimile transmission or letter.

Exercise of the repayment option by the holder of a note will be irrevocable. The holder may exercise the repayment option for less than the entire principal amount of the note but, in that event, the principal amount of the note remaining outstanding after repayment must be an authorized denomination.

Special Requirements for Optional Repayment of Global Notes. If a note is represented by a global note, the Depositary or the Depositary's nominee will be the holder of the note and therefore will be the only entity that can exercise a right to repayment. In order to ensure that the Depositary's nominee will timely exercise a right to repayment of a particular note, the beneficial owner of the note must instruct the broker or other direct or indirect participant through which it holds an interest in the note to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a note in order to ascertain the cut-off time by which an instruction must be given in order for timely notice to be delivered to the Depositary.

Street name and other indirect owners should contact their banks or brokers for information about how to exercise a repayment right in a timely manner.

Open Market Purchases. We may purchase notes at any price in the open market or otherwise. Notes so purchased by us may, at our discretion, be held or resold or surrendered to the trustee for cancellation.

Form, Exchange and Transfer

Certificated (*i.e.*, definitive) notes may be registered or transferred at the office of Deutsche Bank Trust Company Americas, 60 Wall Street, New York, New York, 10005, as our current transfer agent for the transfer and exchange of the notes. If a note is issued as a global note, only the depositary will be entitled to transfer and exchange the note as described in this subsection, because it will be the only holder of the note. Global notes may be transferred and exchanged only in the manner and to the extent set forth under "Forms of Securities—Global Securities" in the prospectus.

Transfer Agent. We may appoint entities other than, or in addition to, the trustee to perform the functions of a transfer agent, or we may perform them ourselves. We may cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. If we have designated additional transfer agents for a particular note, they will be named in the applicable pricing supplement.

Redemptions and Repurchases. We will not be required to:

- register the transfer or exchange of any note if the holder has exercised the holder's right, if any, to require us to repurchase the note, in whole or in part, except the portion of the note not required to be repurchased;

- register the transfer or exchange of notes to be redeemed for a period of fifteen calendar days preceding the mailing of the relevant notice of redemption; or

- register the transfer or exchange of any registered note selected for redemption in whole or in part, except the unredeemed or unpaid portion of that registered note being redeemed in part.

Charges. No service charge will be made for any registration or transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration of transfer or exchange of notes.

Replacement of Notes

At the expense of the holder, we may, in our discretion, replace any notes that become mutilated, destroyed, lost or stolen or are apparently destroyed, lost or stolen. The mutilated notes must be delivered to the trustee, the paying agent and the registrar or satisfactory evidence of the destruction, loss or theft of the notes must be delivered to us, the paying agent, the registrar and the trustee. At the expense of the holder, an indemnity that is satisfactory to us, the principal paying agent, the registrar, in the case of registered notes, and the trustee may be required before a replacement note will be issued.

THE DEPOSITARY

The Depository Trust Company, New York, New York will be designated as the depositary for any registered global note. Each registered global note will be registered in the name of Cede & Co., the Depositary's nominee.

What Is the Depositary? The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities deposited with it by its direct participants, and it facilitates the settlement of transactions among its direct participants in those securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. The Depositary's direct participants include both U.S. and non-U.S. securities brokers and dealers, including the agents, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own the Depositary. Access to the Depositary's book-entry system is also available to others, including both U.S. and non-U.S. brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the SEC.

Beneficial Ownership Interests and the Depositary's Book-Entry System. Purchases of the notes under the Depositary's system must be made by or through its direct participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each actual purchaser of each note (the "**beneficial owner**") is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be made by entries on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited with the Depositary are registered in the name of Cede & Co, or such other name as may be requested by the Depositary. The deposit of notes with the Depositary and their registration in the name of Cede & Co. or such other nominee of the Depositary do not effect any change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the notes; the Depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Notices and Communications. Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Voting. Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with the Depositary's procedures. Under its usual procedures, the Depositary mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the notes are credited on the record date.

Payments. Redemption proceeds, distributions, and other payments on the notes will be made to Cede & Co or such other nominee as may be requested by the Depositary. The

Depositary's practice is to credit direct participants' accounts upon the Depositary's receipt of funds or other property and corresponding detail information from us or any agent of ours, on the date payable in accordance with their respective holdings shown on the Depositary's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of the Depositary or its nominee, the trustee, any agent of ours, or us, subject to any statutory or regulatory requirements that may be in effect from time to time. Payments of redemption proceeds, distributions, and other payments to Cede & Co. or such other nominee as may be requested by the Depositary are our responsibility or the responsibility of any paying agent of ours, disbursement of such payments to direct participants will be the responsibility of the Depositary, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Discontinuance of the Depositary. The Depositary may discontinue providing its services as depositary with respect to the notes at any time by giving reasonable notice to us or our agent. Under such circumstances, in the event that a successor depositary is not obtained by us within 90 days, security certificates are required to be printed and delivered. See "Forms of Securities—Global Securities" in the prospectus.

We may decide to discontinue use of the system of book-entry transfers through the Depositary or any successor depositary. In that event, security certificates will be printed and delivered. See "Forms of Securities—Global Securities" in the prospectus.

According to the Depositary, the foregoing information relating to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. The information in this section concerning the Depositary and its book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof. The Depositary may change or discontinue the foregoing procedures at any time. See "Form of Securities" in the accompanying prospectus for additional information about the form of notes.

SERIES A NOTES OFFERED ON A GLOBAL BASIS

If we offer any of the notes under our Series A program on a global basis, we will so specify in the applicable pricing supplement. The additional information contained in this section under "—Book Entry, Delivery and Form" and "—Global Clearance and Settlement Procedures" will apply to every offering on a global basis. The additional provisions described under "—Tax Redemption" and "—Payment of Additional Amounts" will apply to notes offered on a global basis only if we so specify in the applicable pricing supplement.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more fully registered global notes which will be deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co., the Depositary's nominee. Beneficial interests in the registered global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. If specified in the applicable pricing supplement, investors may elect to hold interests in the registered global notes held by the Depositary through Clearstream, Luxembourg or the Euroclear operator if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and the Euroclear operator will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and the Euroclear operator's names on the books of their respective depositaries, which in turn will hold such interests in the registered global notes in customers' securities accounts in the depositaries' names on the books of the Depositary. Citibank N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank, N.A. will act as depositary for the Euroclear operator. We refer to each of Citibank, N.A. and JPMorgan Chase Bank, N.A., acting in this depositary capacity, as the "U.S. depositary" for the relevant clearing system. Except as set forth below, the registered global notes may be transferred, in whole but not in part, only to the Depositary, another nominee of the Depositary or to a successor of the Depositary or its nominee.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a bank. Clearstream, Luxembourg holds securities for its customers, "Clearstream, Luxembourg customers," and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry transfers between their accounts, thereby eliminating the need for physical movement of securities. Clearstream, Luxembourg provides to Clearstream, Luxembourg customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic securities markets in over 30 countries through established depository and custodial relationships. As a bank, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream, Luxembourg's U.S. customers are limited to securities brokers and dealers and banks. Indirect access to Clearstream, Luxembourg is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg customer. Clearstream, Luxembourg has established an electronic bridge with the Euroclear operator to facilitate settlement of trades between Clearstream, Luxembourg and the Euroclear operator.

Distributions with respect to the notes held through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream, Luxembourg.

The Euroclear operator advises that the Euroclear System was created in 1968 to hold securities for its participants, "Euroclear participants," and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. The Euroclear System is owned by

Euroclear Clearance System Public Limited Company and operated through a license agreement by the Euroclear operator, a bank incorporated under the laws of the Kingdom of Belgium. The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission and the National Bank of Belgium.

The Euroclear operator holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries.

The Euroclear operator provides Euroclear participants with, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and related services.

Non-participants of Euroclear may acquire, hold and transfer book-entry interests in notes through accounts with a direct participant of Euroclear or any other securities intermediary that holds a book-entry interest in the notes through one or more securities intermediaries standing between such other securities intermediary and the Euroclear operator.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively, the "terms and conditions." The terms and conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to the notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for the Euroclear operator.

Although the Euroclear operator has agreed to the procedures provided below in order to facilitate transfers of securities among Euroclear participants and between Euroclear participants and participants of other intermediaries, it is under no obligation to perform or continue to perform in accordance with such procedures, and such procedures may be modified or discontinued at any time.

Investors electing to acquire securities through an account with the Euroclear operator or some other securities intermediary must follow the settlement procedures of such an intermediary with respect to the settlement of new issues of securities. Investors electing to acquire, hold or transfer securities through an account with the Euroclear operator or some other securities intermediary must follow the settlement procedures of such an intermediary with respect to the settlement of secondary market transactions of such securities.

Investors who are Euroclear participants may acquire, hold or transfer interests in securities by book-entry to accounts with the Euroclear operator. Investors who are not Euroclear participants may acquire, hold or transfer interests in securities by book-entry to accounts with a securities intermediary who holds a book-entry interest in these securities through accounts with Euroclear.

The Euroclear operator further advises that investors that acquire, hold and transfer interests in securities by book-entry through accounts with the Euroclear operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between their intermediary and each other intermediary, if any, standing between themselves and the securities.

The Euroclear operator further advises that, under Belgian law, investors that are credited with securities on the records of the Euroclear operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear operator. If the Euroclear operator does not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all participants credited with interests in securities of that type on the Euroclear operator's records, all participants having an amount of interests in securities of that type credited to their accounts with the Euroclear operator will have the right under Belgian law to the return of their pro rata share of the amount of interests in securities actually on deposit.

Under Belgian law, the Euroclear operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with those interests in securities on its records.

Individual certificates in respect of the notes will not be issued in exchange for the registered global notes, except in very limited circumstances. If the Depositary notifies us that it is unwilling or unable to continue as a clearing system in connection with the registered global notes or ceases to be a clearing agency registered under the Exchange Act, and a successor clearing system is not appointed by us within 90 days after receiving that notice from the Depositary or upon becoming aware that the Depositary is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the notes represented by registered global notes upon delivery of those registered global notes for cancellation.

Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of Clearstream, Luxembourg, the Euroclear operator or the Depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the notes may be transferred within Clearstream, Luxembourg and within the Euroclear System and between Clearstream, Luxembourg and the Euroclear System in accordance with procedures established for these purposes by Clearstream, Luxembourg and the Euroclear operator. Book-entry interests in the notes may be transferred within the Depositary in accordance with procedures established for this purpose by the Depositary. Transfers of book-entry interests in the notes among Clearstream, Luxembourg and the Euroclear operator and the Depositary may be effected in accordance with procedures established for this purpose by Clearstream, Luxembourg, the Euroclear operator and the Depositary.

A further description of the Depositary's procedures with respect to the registered global notes is set forth in this prospectus supplement under "The Depositary." The Depositary has confirmed to us, DBSI, DBTCA and the trustee that it intends to follow those procedures.

Global Clearance and Settlement Procedures

Initial settlement for the notes offered on a global basis will be made in immediately available funds. Secondary market trading between the Depositary's participants will occur in the ordinary way in accordance with the Depositary's rules and will be settled in immediately available funds using the Depositary's Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear System and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected through the Depositary in accordance with the Depositary's rules on behalf of the relevant European international clearing system by its U.S. depositary; however, these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in the clearing system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering interests in the notes to or receiving interests in the notes from the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of interests in the notes received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a Depositary participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Credits of interests or any transactions involving interests in the notes received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a Depositary participant and settled during subsequent securities settlement processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on the business day following the Depositary settlement date. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales of interests in the notes by or through a Clearstream, Luxembourg customer or a Euroclear participant to a Depositary participant will be received with value on the Depositary settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream, Luxembourg and the Euroclear operator have agreed to the foregoing procedures in order to facilitate transfers of interests in the notes among participants of the Depositary, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform the foregoing procedures and these procedures may be changed or discontinued at any time.

Tax Redemption

If specified in the applicable pricing supplement, we may redeem, in whole but not in part, any of the notes under our Series A program offered on a global basis at our option at any time prior to maturity, upon the giving of a notice of tax redemption as described below, if we determine that, as a result of:

- any change in or amendment to the laws, or any regulations or rulings promulgated under the laws of a relevant jurisdiction (as defined below), or of any political subdivision or taxing authority thereof or therein affecting taxation; or

- any change in official position regarding the application or interpretation of the laws, regulations or rulings referred to above, which change or amendment becomes effective or, in the case of a change in official position, is announced, on or after the date of the applicable pricing supplement,

we have or will become obligated to pay additional amounts, as defined below under "—Payment of Additional Amounts," with respect to any of those notes as described below under "—Payment of Additional Amounts." See "Description of Notes—Exchangeable Notes—Payments upon Acceleration of Maturity or upon Tax Redemption." The redemption price will be equal to 100% of the principal amount of the notes, except as otherwise specified in the applicable pricing supplement, together with accrued interest to the date fixed for redemption.

Prior to the giving of any notice of tax redemption, we will deliver to the trustee:

- a certificate stating that we are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred; and

- an opinion of independent legal counsel satisfactory to the trustee to the effect that we are entitled to effect the redemption based on the statement of facts set forth in the certificate;

provided that no notice of tax redemption may be given earlier than 60 days prior to the earliest date on which we would be obligated to pay the additional amounts if a payment in respect of the notes were then due.

Notice of tax redemption will be given not less than 30 nor more than 60 days prior to the date fixed for redemption, which date and the applicable redemption price will be specified in the notice. Notice will be given in accordance with "—Notices" below.

The term "**relevant jurisdiction**" as used herein means Germany, the United States or the jurisdiction of residence or incorporation of any successor corporation to the Bank and the jurisdiction of any relevant issuing branch.

Payment of Additional Amounts

Every net payment of the principal of and interest on any of the notes under our Series A program offered on a global basis, and any other amounts payable on such note, will be made without any withholding or deduction for or on account of any present or future taxes, duties or governmental charges of any nature whatsoever imposed, levied or collected by or on behalf of any relevant jurisdiction, or by or on behalf of any political subdivision or authority therein or thereof having the power to tax ("**withholding taxes**") unless such deduction or withholding is required by law. In such event, and if (but only if) specified in the applicable pricing supplement, we will, with respect to any of the notes and subject to certain exceptions and limitations set forth below, pay any additional amounts (the "**additional amounts**") to the beneficial owners of any note as may be necessary in order that every net payment of the principal of and interest on such note and any other amounts payable on such note, after withholding or deduction for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of the payment by a relevant jurisdiction, as defined above under "—Tax Redemption," or any political subdivision or taxing authority thereof or therein, will not be less than the amount provided for in such note to be then due and payable.

We will not, however, make any payment of additional amounts to any beneficial owner on account of:

- any present or future tax, assessment or other governmental charge that would not have been so imposed but for

  - the existence of any present or former connection between a holder or beneficial owner of the notes and any relevant jurisdiction other than the mere holding or beneficial ownership of the notes;

  - the presentation by or on behalf of the beneficial owner of such note for payment on a date more than 15 days after the date on which payment became due and payable or the date on which payment of such note is duly provided for, whichever occurs later; or

  - a failure by the holder or beneficial owner (or any financial institution through which the holder or beneficial owner holds any note or through which payment on the note is made) to enter into an agreement described in Section 1471(b)(1) of the U.S. Internal Revenue Code of 1986 (the "**Code**") or otherwise comply with Sections 1471 through 1474 of the Code or any regulations promulgated thereunder;

- any estate, inheritance, gift, sales, transfer, excise, capital gains, or personal property tax or any similar tax, assessment or governmental charge;

- any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payments on or in respect of such note;

- any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, such note, if payment can be made without withholding by any other paying agent;

- any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or beneficial owner to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the beneficial owner of such note, if compliance is required by statute or by regulation of a relevant jurisdiction or of any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from the tax, assessment or other governmental charge; or

- any combination of the items listed above.

In addition, we will not be required to make any payment of additional amounts with respect to any note presented for payment:

- with respect to any withholding taxes which are deducted or withheld pursuant to (i) European Council Directive 2003/48/EC or any other European Union Directive or Regulation implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income, or (ii) any international treaty or understanding entered into for the purpose of facilitating cooperation in the reporting and collection of savings income and to which (x) the United States, and (y) the European Union or Germany is a party, or (iii) any provision of law implementing, or complying with, or introduced to conform with, such Directive, Regulation, treaty or understanding;

- to the extent such deduction or withholding can be avoided or reduced if the holder or beneficial owner of the note makes a declaration of non-residence or other similar claim for exemption to the relevant tax authority or complies with any reasonable certification, documentation, information or other reporting requirement imposed by the relevant tax authority; provided, however, that the exclusion in this clause will not apply if the certification, information, documentation or other reporting requirement would be materially more onerous (in form, procedure or substance of information required to be disclosed) to the holder or beneficial owner of note than comparable information or other reporting requirements imposed under U.S. tax law, regulations and administrative practice (such as IRS Forms W-8 and W-9); or

- by or on behalf of a beneficial owner who would have been able to avoid such withholding or deduction by presenting the relevant note to another paying agent in a member state of the European Union.

Nor will we pay additional amounts with respect to any payment on a note to a holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment to the extent the payment would be required by the laws of a relevant jurisdiction (or any political subdivision thereof) to be included in the income, for tax purposes, of a beneficiary or settlor with respect to the fiduciary or a member of the partnership or a beneficial owner who would not have been entitled to the additional amounts had the beneficiary, settlor, member or beneficial owner been the holder of the note.

Notices

Notices to holders of the notes will be given by mailing such notices to each holder by first class mail, postage prepaid, at the respective address of each holder as that address appears upon our books. Notices to be given to holders of a global note will be given only to the Depositary, as the registered holder, in accordance with its applicable policies as in effect from time to time. We expect that any such notices will be passed on by the Depositary to the beneficial owners of interests in the notes in accordance with the standard rules and procedures of the Depositary and its direct and indirect participants, including Clearstream, Luxembourg and the Euroclear operator. Notices to be given in respect of notes held in street name will be given only to the bank, broker or other financial institution in whose name the notes are registered, and not the owner of any beneficial interests. Notices to be given to holders of certificated (*i.e.*, definitive) notes will be sent by mail to the respective addresses of the holders as they appear in the note register, and will be deemed given when mailed.

See also "Plan of Distribution—Series A Notes Offered on a Global Basis."

UNITED STATES FEDERAL INCOME TAXATION

The following is a discussion of the material U.S. federal income tax consequences of ownership and disposition of the notes. It applies to you only if you hold the notes as capital assets within the meaning of Section 1221 of the Code. It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax and "Medicare contribution tax" consequences, and different consequences that may apply if you are an investor subject to special rules, such as a financial institution, a regulated investment company, a tax-exempt entity (including an "individual retirement account" or a "Roth IRA"), a dealer in securities, a trader in securities who elects to apply a mark-to-market method of tax accounting, an entity classified as a partnership for U.S. federal income tax purposes, or a person holding a note as a part of a "straddle."

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this prospectus supplement, changes to any of which subsequent to the date hereof may affect the tax consequences described below, possibly with retroactive effect. It does not address the application of any state, local or foreign tax laws. **You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

This discussion does not apply to notes that are not fully principal-protected, renewable notes, mandatorily exchangeable notes, reverse exchangeable notes or notes the interest on and/or principal of which are payable in, or determined by reference to, one or more currencies other than the U.S. dollar. The tax treatment of these notes will be discussed in the relevant pricing supplement.

Unless otherwise indicated in the relevant pricing supplement, insofar as we have responsibility for information reporting and withholding for U.S. federal income tax purposes, we expect to treat interest income from a note as U.S.-source income. You should expect other persons responsible for information reporting and withholding to do the same. The discussion that follows assumes that this treatment is correct.

The following discussion may be modified or superseded by additional information regarding U.S. federal income taxation set forth in an applicable pricing supplement, which you should consult before making a decision to invest in the instruments to which the pricing supplement pertains.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note and are: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of Interest

Subject to a number of special rules governing recognition of interest income described below, interest paid on a note generally will be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes.

Taxable Disposition of a Note

Upon the taxable disposition of a note (including early redemption or settlement at maturity), you will recognize taxable gain or loss equal to the difference between the amount realized and your basis in the note. For this purpose, the amount realized generally does not include any amount attributable to accrued interest, which generally will be treated a payment of interest. In general, gain or loss realized upon the taxable disposition of a note will be capital gain or loss and will be long-term capital gain or loss if you have held the note for more than one year. Exceptions to these general rules are described below under "—Short-term Notes," "—Market Discount" and "—CPDI Notes." The deductibility of capital losses is subject to limitations.

OID Notes

For purposes of this discussion, an OID Note is one that has an "issue price" that is less than its "stated redemption price at maturity" by an amount greater than or equal to a *de minimis* threshold (described below). This discussion does not apply to notes described below under "—Short-term Notes." The "issue price" of a note will be the first price at which a substantial amount of notes in the relevant issue is sold to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The "stated redemption price at maturity" of a note generally will equal the sum of all payments required under the note other than payments of "qualified stated interest." "Qualified stated interest" generally includes stated interest unconditionally payable at least annually at a single fixed rate, and also includes stated interest on certain floating-rate notes.

If the difference between a note's stated redemption price at maturity and its issue price is less than a *de minimis* amount—generally 0.25% of the note's stated redemption price at maturity multiplied by the number of complete years from issuance to maturity—the note will not be treated as issued with original issue discount ("**OID**") and therefore will not be subject to the rules described below. If your note is issued with a *de minimis* amount of OID, you generally will include this OID in income, as capital gain, upon its taxable disposition.

If you are the beneficial owner of an OID Note, you will be required to include any qualified stated interest payments in income at the time they accrue or are received, in accordance with your method of accounting for U.S. federal income tax purposes. In addition, you will be required to include OID in income as it accrues, in accordance with a constant-yield method based on the compounding of interest, regardless of your method of tax accounting. Under this method, you generally will be required to include in income increasingly greater amounts of OID in successive accrual periods. Your basis in an OID Note will be increased by the amount of OID included in your income.

You may make an election to include in gross income all interest that accrues on a note (including stated interest, OID, *de minimis* OID, market discount and *de minimis* market discount, as adjusted by any amortizable bond premium or acquisition premium) in accordance with a constant-yield method based on the compounding of interest (a "**constant-yield election**"). This election may be revoked only with the permission of the Internal Revenue Service ("**IRS**"). Some of the consequences of such an election are discussed below.

Short-term Notes

For the purposes of this discussion, a Short-term Note is one with a term of one year or less (from but excluding the settlement date to and including the last possible date that the note could be outstanding pursuant to its terms). Generally, a Short-term Note is treated as issued at a discount equal to the sum of all payments required on the note minus its issue price. As discussed below, certain aspects of the U.S. federal income tax treatment of a Short-term Note with contingent payments are uncertain.

If you are a cash-method taxpayer, you generally will not be required to recognize income with respect to a Short-term Note, other than with respect to receipt of interest payments, prior to its taxable disposition. If you are an accrual-method taxpayer (or a cash-method taxpayer who elects to accrue income on the note currently), you will be subject to rules that generally require accrual of discount on short-term debt instruments on a straight-line basis, unless you elect a constant-yield method of accrual based on daily compounding. In the case of a Short-term Note with contingent payments, it may not be clear how accruals should be determined.

Upon the taxable disposition of a Short-term Note, you will recognize gain or loss in an amount equal to any difference between the amount you receive and your basis in the note.

Your basis in the note will generally equal the amount you paid to acquire it, increased by any previously accrued but unpaid discount you have included in income. The amount of any resulting loss will be treated as a short-term capital loss, the deductibility of which is subject to limitations. The excess of the amount you receive at maturity over your basis in the note generally should be treated as ordinary income.

If you are a cash-method taxpayer who has not elected to accrue income on a Short-term Note currently, you generally will be required to defer deductions for any interest on indebtedness you incur to purchase or carry the note, in an amount not exceeding the accrued discount that you have not included in income. In addition, if you are such a taxpayer who realizes gain on a sale of a Short-term Note prior to its maturity, all or a portion of your gain will be treated as ordinary income, in an amount not exceeding the amount of accrued discount that you have not included in income. The application of the rules discussed in this paragraph to a Short-term Note with contingent payments may be unclear.

Market Discount

If you purchase a note (other than a Short-term Note or a CPDI Note) for an amount that is less than its stated redemption price at maturity or, in the case of an OID Note, its "adjusted issue price," the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference is less than a specified *de minimis* amount. An OID Note's "adjusted issue price" is its issue price increased by the amount of previously includible OID and decreased by prior payments on the OID Note that did not constitute qualified stated interest.

You will be required to treat any principal payment (or, in the case of an OID Note, any payment that does not constitute qualified stated interest), or any gain on the taxable disposition of, a note as ordinary income to the extent of any accrued market discount, unless this market discount has been previously included in your income pursuant to an election to include market discount in income as it accrues, or pursuant to a constant-yield election as described under "—OID Notes" above. If a note is disposed of in one of certain nontaxable transactions, accrued market discount will be includible as ordinary income as if you had sold the note in a taxable transaction at its then fair market value. Unless you elect to include market discount in income as it accrues, you generally will be required to defer deductions for any interest on indebtedness you incur to purchase or carry the notes in an amount not exceeding the accrued market discount that you have not included in income.

If you make an election to include market discount as it accrues (a "**market discount accrual election**"), that election will apply to all market discount bonds acquired on or after the first day of the first taxable year to which that election applies. If you make a constant-yield election (as described under "—OID Notes" above) with respect to a market discount note, that election will result in a deemed market discount accrual election for the taxable year in which the note was acquired.

Acquisition Premium and Amortizable Bond Premium

If you purchase an OID Note for an amount that is greater than the note's adjusted issue price but less than or equal to the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, you will be considered to have purchased the note with acquisition premium. Under the acquisition premium rules, the amount of OID that you must include in your gross income with respect to the note for any taxable year will be reduced by the portion of acquisition premium properly allocable to that year.

If you purchase a note for an amount that exceeds the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, you generally will be considered to have purchased the note with amortizable bond premium equal to this excess. If the note is not optionally redeemable prior to its maturity date, you generally may elect to amortize this premium over the remaining term of the note using a constant-yield method. If the note may be optionally redeemed after you acquire it, the amount of amortizable bond premium amortizable bond premium is determined by substituting the optional redemption date for the maturity date and the optional redemption price for the amount payable at maturity if (and only if) the substitution results in a smaller amount of premium attributable to the period before the optional redemption date. You may generally use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in your income with respect to the note in that accrual period. If you elect to amortize bond premium, you must reduce your basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired and may be revoked only with the consent of the IRS.

If you make a constant-yield election (as described under "—OID Notes" above) for a note with amortizable bond premium, the election will result in a deemed election to amortize bond premium for all of your debt instruments with amortizable bond premium.

VRDI Notes

For purposes of this discussion, a VRDI Note is one properly treated as a variable rate debt instrument for U.S. federal income tax purposes. Qualified stated interest on a VRDI Note will be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. In general, it is expected that all stated interest on a VRDI Note will be qualified stated interest, although the relevant pricing supplement may indicate that this is not the case.

In certain cases, typically involving a VRDI Note that provides for a fixed rate of interest for a term longer than one year followed by a floating rate, a portion of the stated interest on the note may not be qualified stated interest. If this is the case, we will determine the portion of stated interest that should not be treated as qualified stated interest but instead should be treated as part of the "stated redemption price at maturity," and the amount of OID on the note. The relevant pricing supplement will either include that information or will specify the manner in which you may obtain it from us.

CPDI Notes

For purposes of this discussion, a CPDI Note is one properly treated as a contingent payment debt instrument for U.S. federal income tax purposes. A CPDI Note will be subject to special OID provisions set out in the Treasury regulations, under which you will be required to accrue the OID on the note as interest income, as described below.

We are required to determine a "comparable yield" for each issuance of CPDI Notes. The comparable yield generally is the yield at which, in similar market conditions, we could issue a fixed-rate debt instrument with terms similar to those of the relevant CPDI Notes, including the level of subordination, term and timing of payments, but excluding any adjustments for the riskiness of the contingencies or the liquidity of those CPDI Notes. Solely for purposes of determining the amount of OID that you will be required to accrue as interest income, we are also required to construct a "projected payment schedule" representing a payment or series of payments the amount(s) and timing of which would produce a yield to maturity equal to the comparable yield.

We will determine the comparable yield for each issuance of CPDI Notes and will provide the comparable yield, and the related projected payment schedule, in the relevant pricing supplement for the notes or in another manner described in the relevant pricing supplement. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual contingent amount(s) that we will pay on a note.**

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments thereto in respect of your CPDI Notes, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your method of tax accounting, you will be required to accrue interest income on a CPDI Note in each taxable year based on the comparable yield, with adjustments to reflect the difference, if any, between the actual and projected amount(s) of the contingent payment(s) on the CPDI Note during the year (as described below).

You will be required for U.S. federal income tax purposes to accrue an amount of OID, for each accrual period prior to and including the maturity (or earlier taxable disposition) of a CPDI Note, equal to the product of (i) its "adjusted issue price" (as defined below) as of the beginning of the accrual period, (ii) its comparable yield, adjusted for the length of the accrual period and (iii) the number of days during the accrual period that you held it divided by the number of days in the accrual period. For U.S. federal income tax purposes, the adjusted issue price of a CPDI Note is its issue price increased by any previously accrued interest income (determined without regard to adjustments due to differences between projected and actual payments) and decreased by the projected amounts of any prior payments on the CPDI Note.

In addition to accruing interest based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual payments over projected payments in respect of a CPDI Note for a taxable year. A net negative adjustment, *i.e.*, the excess of projected payments over actual payments in respect of a CPDI Note for a taxable year:

- will first reduce the amount of interest in respect of the CPDI Note that you would otherwise be required to include in income in the taxable year; and

- to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the CPDI Note exceeds the total amount of your net negative adjustments treated as ordinary loss on the CPDI Note in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a taxable disposition of the note.

Upon a taxable disposition of a CPDI Note prior to its maturity, you generally will recognize taxable income or loss equal to the difference between the amount received from the disposition and your adjusted basis in the CPDI Note. Your adjusted basis in the CPDI Note generally will equal the amount you paid to acquire it, increased by the amount of interest income previously accrued by you in respect of the CPDI Note (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the CPDI Note. You generally must treat any income on a taxable disposition as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments you have previously taken into account as ordinary losses), with the balance treated as capital loss. As with net negative adjustments, these ordinary losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

If you purchase a CPDI Note for an amount that differs from its "adjusted issue price" (as defined above), the general rules discussed above under "—Market Discount" and "—Acquisition Premium and Amortizable Bond Premium" will not apply. Instead, you must reasonably determine the extent to which the difference between the price you paid for the note and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

If you purchase a CPDI Note for an amount that is less than its adjusted issue price, you must (i) make positive adjustments increasing the amount of interest you would otherwise accrue and include in income each year to the extent of amounts allocated on account of a change in interest rates, as described above, and/or (ii) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the date of a projected payment to the extent of the amount attributable to a change in expectations as to the amount of that projected payment, as described above. Adjustments allocated on account of a change in interest rates are made on a daily basis. Your basis in the CPDI Note will be increased at the time and in the amount of any positive adjustment described in this paragraph. Similar rules apply, *mutatis mutandis*, if you purchase a CPDI Note for an amount greater than its adjusted issue price.

At maturity, you generally will be treated as receiving the amount of the payment set forth in the projected payment schedule, reduced by any net negative adjustment carryforward. If you receive a different amount, the difference generally will be taken into account as a positive or negative adjustment, with consequences described above.

Special rules may apply if all the remaining payments on a CPDI Note become fixed substantially contemporaneously. For this purpose, payments will be treated as fixed if the remaining contingencies with respect to them are remote or incidental. Under these rules, you would be required to account for the differences between the originally projected payments and the fixed payments in a reasonable manner over the periods to which the differences relate. In addition, you would be required to make adjustments to, among other things, your accrual periods and your basis in the note. The character of any gain or loss on a taxable disposition of your note also could be affected.

Tax Consequences to Non-U.S. Holders

You generally are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note and are: (i) a nonresident alien individual; (ii) an entity treated as a foreign corporation; or (iii) a foreign estate or trust.

This discussion does not describe considerations applicable to a beneficial owner of a note who is (i) an individual present in the United States for 183 days or more in the taxable year of disposition of the note or (ii) a former citizen or resident of the United States, if certain conditions apply. If you are a potential investor to whom such considerations might be relevant, you should consult your tax adviser.

Subject to the discussion below under "—Additional Withholding Tax Considerations," payments to you on a note, and any gain from a taxable disposition of a note, generally will be exempt from U.S. federal withholding and income tax if (i) you provide a properly completed Form W-8BEN and (ii) these amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, is attributable to a permanent establishment in the United States), you generally will be taxed in the same manner as a U.S. holder. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the note, including the possible imposition of a 30% branch profits tax if you are a corporation.

Additional Withholding Tax Considerations

In the event that any payment on a note depends in part on dividends paid by a U.S. issuer of a component stock, recently proposed regulations under Section 871(m) of the Code could adversely affect the tax consequences of owning and disposing of a note after December 31, 2013. These proposed regulations would in certain circumstances impose a withholding tax at a rate of 30% (subject to reduction under an applicable treaty) on amounts, attributable to U.S.-source dividends, that are paid or "deemed paid" on certain financial instruments ("**dividend equivalents**"). While significant aspects of the application of these proposed regulations to the notes are uncertain, if they were finalized in their current form, we (or other withholding agents) might determine that notes beneficially owned by you after December 31, 2013 are subject to withholding tax with respect to dividend equivalents (possibly prior to maturity) or that you must provide information to establish that withholding is not required. We will not pay additional amounts on account of any such withholding tax.

Legislation generally referred to as FATCA, as interpreted in proposed regulations (which are not effective as of the date of this prospectus supplement) and other published guidance, will generally impose, with respect to notes issued after December 31, 2012, a withholding tax of 30% on payments to certain foreign entities (including financial intermediaries) of (i) U.S.-source interest (including OID) and "dividend equivalents" (described above) after

December 31, 2013 and (ii) the proceeds of taxable dispositions of such notes after December 31, 2014, unless various U.S. information reporting and due diligence requirements have been satisfied. The reporting and diligence requirements of the regime, which are potentially quite burdensome, generally relate to determining whether interests in or accounts with such foreign entities are owned by U.S. persons. We will not pay additional amounts on account of any such withholding tax.

Information Reporting and Backup Withholding

Interest (including OID) accrued or paid on a note and cash proceeds received from a disposition of a note may be subject to information reporting. These amounts may also be subject to backup withholding at the rate specified in the Code unless you provide certain identifying information (such as a correct taxpayer identification number, if you are a U.S. holder) and otherwise satisfy the requirements of the backup withholding rules. If you are a non-U.S. holder and you provide a properly completed Form W-8 appropriate to your circumstances, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

The U.S. federal income tax discussion set forth above does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances. You should consult your tax adviser regarding the application of U.S. federal tax laws in your particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

TAXATION BY GERMANY OF NON-RESIDENT HOLDERS

The following is a general discussion of certain German income tax consequences of the acquisition, ownership and disposition of the notes to original purchasers of the notes. This summary is based on the laws currently in force and as applied in practice on the date of this document, which are subject to change, possibly with retroactive effect. This discussion does not purport to be a complete, exhaustive or final summary of the tax law and practice currently applicable in the Federal Republic of Germany. Investors or other interested parties should obtain individual tax advice in connection with the acquisition and holding, as well as the sale or repayment, of notes.

Income from Notes. Interest income received on the notes and capital gains realized from the sale or other disposition of the notes by individuals who are not tax residents of the Federal Republic of Germany (*i.e.*, persons who have neither their residence nor their customary place of abode in the Federal Republic of Germany) or by corporations that do not maintain their statutory seat or principal place of management in the Federal Republic of Germany are generally not subject to taxation in the Federal Republic of Germany, unless (i) the notes form part of the business property of a permanent establishment, including a permanent representative, or a fixed base maintained in Germany by the holder of the notes or (ii) the income under the notes otherwise constitutes German-source income (*e.g.*, in the case of certain convertible or profit participating notes).

German Withholding Tax. If interest on a note or capital gain from the sale or other disposition of a note that is kept or administered in a German securities deposit account by a German bank or a German financial services institution (which term includes a German branch of a foreign bank or a foreign financial services institution but excludes a foreign branch of a German bank or a German financial services institution), a German securities trading enterprise or a German securities trading bank is received by a person who is not a resident of the Federal Republic of Germany but who (i) is taxable in the Federal Republic of Germany with respect to certain German source income, and if, according to German tax law, such interest or gain falls into a category of taxable income from German sources that is subject to a limited income tax liability (*e.g.*, income effectively connected with a German trade or business) or (ii) does not provide evidence of the fact that he is not subject to taxation in Germany, such interest or gain is subject to a withholding tax of 25% (plus a 5.5% solidarity surcharge *(Solidaritätszuschlag)* thereon, so that the effective rate of withholding is 26.375%). However, if the notes are business assets of a German business establishment and the holder files a corresponding declaration with the financial institution acting as a paying agent, capital gain from the sale or other disposition of such notes will not be subject to the withholding tax. Withholding tax on interest on notes held as business assets may be credited as prepayment against the German corporate or personal income tax and solidarity surcharge liability.

Other Taxes. No estate, inheritance or gift taxes with respect to any note will arise under the laws of the Federal Republic of Germany if, in the case of estate and inheritance taxes, both the decedent and the beneficiary, and, in the case of gift taxes, both the donor and the donee, are non-residents of the Federal Republic of Germany and such note is not attributable to a permanent establishment in the Federal Republic of Germany. A non-resident is considered a German resident for German gift and inheritance taxation purposes if he is a German citizen and has not spent more than five consecutive years outside Germany without maintaining a residence in Germany. No stamp, issue, registration or similar taxes or duties will be payable in the Federal Republic of Germany in connection with the issuance, delivery or execution of the notes.

EU Directive on the Taxation of Savings Income. On July 1, 2005, a directive adopted by the European Union Council of Economic and Finance Ministers regarding the taxation of savings income payments came into effect. The directive obliges a member state of the European Union (**"EU"**) to provide to the tax authorities of another EU member state details of payments of interest or other similar income payments made or collected by a person (such as an issuer or paying agent) within its jurisdiction for the immediate benefit of an individual in that other EU member state (including certain payments secured for their benefit). However,

Austria and Luxembourg have opted out of the above reporting requirements and are instead applying a special withholding tax for a transitional period in relation to such payments of interest.

A number of non-EU countries, and certain dependent or associated territories of certain EU Member States, have adopted similar measures (either provisions of information or transitional withholding) in relation to payments made by a person within its jurisdiction to an individual resident in an EU Member State. In addition, the EU Member States have entered into reciprocal provisions of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in an EU Member State to, or collected by such person for, an individual resident or certain limited types of entity established in one of those territories.

The European Commission has proposed certain amendments to the aforementioned directive, which may, if implemented, amend or broaden its scope. Investors who are in any doubt as to their position should consult their professional advisers.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "**ERISA Plans**") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

In addition to ERISA's general fiduciary standards, Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "**Plans**"), from engaging in certain transactions involving the "plan assets" of such Plans with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "**Parties in Interest**") with respect to such Plans unless exemptive relief is available under a statutory or administrative exemption. Such Parties in Interest could include, without limitation, us, the agents, the calculation agent, the paying agent, issuing agent and registrar, the Depositary or any of our or their respective affiliates. Parties in Interest that engage in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. Thus, a plan fiduciary considering an investment in the notes should also consider whether such investment might constitute or give rise to a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. For example, the notes might be deemed to represent a direct or indirect sale of property, extension of credit or furnishing of services between a Party in Interest and an investing Plan which would be prohibited unless exemptive relief were available under an applicable exemption.

Certain prohibited transaction class exemptions ("**PTCEs**") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the Party in Interest nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "**service provider exemption**"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, unless otherwise provided in the applicable term sheet or pricing or other applicable supplement, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "**Plan Asset Entity**") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

The fiduciary investment considerations summarized above generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (collectively, "**Non-ERISA Arrangements**"). However, these Non-ERISA Arrangements may be subject to similar provisions under applicable federal, state, local foreign or other regulations, rules or laws ("**Similar Laws**"). The fiduciaries of plans subject to Similar Laws should also consider the foregoing issues in general terms as well as any further issues arising under any applicable Similar Laws.

Each purchaser or holder of the notes or any interest therein shall be deemed to have represented and warranted, on each day such purchaser or holder holds such notes, that either (a) it is not a Plan or a Non-ERISA Arrangement and it is not purchasing or holding such notes on behalf of or with "plan assets" of any Plan or Non-ERISA Arrangement or (b) its purchase and holding of such notes are eligible for exemptive relief under Section 406 of ERISA and Section 4975 of the Code and will not result in a violation of any Similar Law.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of any Plan or Non-ERISA Arrangement consult with their counsel prior to purchasing the notes.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i) **the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or any of our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder's investment in the notes, (C) the holding of the notes, or (D) the exercise of or failure to exercise any rights we or our affiliate have under or with respect to the notes;**

(ii) **we and our affiliates have acted and will act solely for our own account in connection with our obligations under the notes;**

(iii) **any and all assets and positions relating to hedging transactions by us or any of our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;**

(iv) **our interests and the interests of our affiliates are adverse to the interests of the purchaser or holder; and**

(v) **neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.**

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA or Section 4975 of the Code or any applicable Similar Laws. The sale of any notes to any Plan or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We are offering the Series A notes on a continuing basis through DBSI and DBTCA (to the extent either or both of them is named in the applicable pricing supplement), which we refer to individually as an "agent" and together as the "agents." In addition, we may offer the Series A notes through certain other agents to be named in the applicable pricing supplement. Any offering through DBSI and DBTCA will be conducted separately pursuant to separate distribution agreements. DBSI and DBTCA will not join together in any syndicate or group for the purpose of selling the securities to investors, and will not grant or receive any selling concessions, discounts or other allowances to or from each other with respect to the distribution of the securities. DBTCA is not a member of the FINRA and, accordingly, is not subject to FINRA's rules or supervisory authority. DBSI is a FINRA member and is subject to FINRA's rules and supervision.

The agents will act on either a reasonable efforts or firm commitment basis to solicit offers to purchase these notes. Unless otherwise indicated in the applicable pricing supplement, the agents will act on a reasonable efforts basis. We will have the sole right to accept offers to purchase these notes and may reject any offer in whole or in part. Each agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an agent, in connection with sales of these securities resulting from a solicitation that agent made or an offer to purchase the agent received, a commission set forth in the applicable pricing supplement.

We may also sell these notes to an agent (other than DBTCA) as principal for its own account at discounts to be agreed upon at the time of sale within the range of the commissions as disclosed in the applicable pricing supplement. That agent may resell these notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that agent determines and as we will specify in the applicable pricing supplement. An agent may offer the notes it has purchased as principal to other dealers. That agent may sell the notes to any dealer at a discount and, unless otherwise specified in the applicable pricing supplement, the discount allowed to any dealer will not be in excess of the discount that agent will receive from us. After the initial public offering of notes that an agent is to resell on a fixed public offering price basis, the agent may change the public offering price, concession and discount.

Each of the agents may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**"). We and the agents have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the agents for specified expenses.

To the extent the total aggregate principal amount of notes offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

Unless otherwise provided in the applicable pricing supplement, we do not intend to apply for the listing of these notes on a national securities exchange, but have been advised by DBSI that it may make a market in these notes, as applicable laws and regulations permit. DBSI is not obligated to do so, however, and it may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for these notes.

Conflicts of Interest. DBSI and DBTCA are wholly owned indirect subsidiaries of the Bank. Because DBSI is both an affiliate of the Bank and a member of FINRA, any distribution of the notes offered hereby will be made in compliance with the applicable provisions of FINRA Rule 5121 regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

Following the initial distribution of these notes, each agent may offer and sell those notes in the course of its business as a broker-dealer. An agent (other than DBTCA, which would only act as an agent) may act as principal or agent in those transactions and will make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. The agents may use this prospectus supplement in connection with any of those transactions. No agent is obligated to make a market in any of these notes, and any agent that does make a market may discontinue doing so at any time without notice.

In order to facilitate the offering of these notes, the agents may engage in transactions that stabilize, maintain or otherwise affect the price of these notes or any other securities the prices of which may be used to determine payments on these notes. Specifically, the agents may sell more notes than they are obligated to purchase in connection with the offering, creating a short position for their own accounts. A short sale is covered if the short position is no greater than the number or amount of notes available for purchase by the agents under any overallotment option. The agents can close out a covered short sale by exercising the overallotment option or purchasing these notes in the open market. In determining the source of notes to close out a covered short sale, the agents will consider, among other things, the open market price of these notes compared to the price available under the overallotment option. The agents may also sell these notes or any other notes in excess of the overallotment option, creating a naked short position. The agents must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the agents are concerned that there may be downward pressure on the price of these notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the agents may bid for, and purchase, these notes or any other securities in the open market to stabilize the price of these notes or of any other securities. Finally, in any offering of the notes, the underwriting syndicate or lead underwriter may also reclaim selling concessions allowed to an underwriter or a dealer for distributing these notes in the offering, if the syndicate or lead underwriter repurchases previously distributed notes to cover syndicate short positions or to stabilize the price of these notes. Any of these activities may raise or maintain the market price of these notes above independent market levels or prevent or retard a decline in the market price of these notes. The agents are not required to engage in these activities, and may end any of these activities at any time.

Concurrently with the offering of these notes through the agents, we may issue other debt securities under the indenture referred to in this prospectus supplement.

Notes Offered on a Global Basis

If the applicable pricing supplement indicates that any of our notes will be offered on a global basis, those registered global notes will be offered for sale in those jurisdictions outside of the United States where it is legal to make offers for sale of those securities.

Each agent has represented and agreed, and each agent through which we may offer the notes will represent and agree, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this prospectus supplement, the accompanying prospectus and the relevant pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any agent's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Purchasers of any notes offered on a global basis may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

LEGAL MATTERS

Certain legal matters with respect to United States and New York law with respect to the validity of certain of the offered securities will be passed upon for the Bank by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters with respect to German law will be passed upon for the Bank by Group Legal Services of the Bank. Davis Polk & Wardwell LLP will pass upon certain legal matters with respect to United States and New York law with respect to the validity of certain of the offered securities for any underwriters, dealers or selling agents. Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell LLP have in the past represented the Bank and its affiliates and continue to represent the Bank and its affiliates on a regular basis and in a variety of matters.

No person is authorized to give any information or to make any supplement representations other than those contained or incorporated by reference in this prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described herein or in the accompanying pricing supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying pricing supplement, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Deutsche Bank AG since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.



Deutsche Bank AG

Global Notes
Series A

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